Exhibit 99.1

Lima, Peru, May 04th, 2017 – Credicorp (NYSE:BAP) announced its unaudited results for the first quarter of 2017. These results are consolidated according to IFRS in Soles.

First Quarter Results 2017

In 1Q17, Credicorp reported net income of S/ 889.6 million, which translated into a ROAE and ROAA of 18.1% and 2.3%, respectively. This level of net income was -0.6% below that reported in 4Q16, and 11.8% above the figure registered in 1Q16. The results in 1Q17 reflect a macroeconomic environment marked by very low growth in internal demand due to a lack of private foreign investment, which led to a low demand for credit and aggressive competition. Furthermore, this quarter’s results were affected by the El Nino Phenomenon and by an increase in the perception of risk relative to construction companies, which required higher level of provisions for loan losses.

In this context, the results in 1Q17 reveal:

•     A -2.5% contraction in the quarter-end loan balances, which was primarily due to lower levels at BCP Stand-alone (mainly relative to Wholesale Banking loans), and to low loan growth in Retail Banking due to seasonal factors that are present in the first half of every year. The aforementioned was partially offset by loan expansion at Mibanco and BCP Bolivia. The YoY evolution reveals an increase of only 1.0% in loans due to low macroeconomic growth.

•     Pre-payments of loans at the end of the quarter did not affect average-daily loan balances to the same extent as to quarter-end loan balances. Thus, average-daily loan balances fell only -0.5% QoQ, but increased +2.0% YoY. Consequently, net interest income (NII) contracted slightly -0.8% QoQ, but expanded +4.7% YoY. In this context, the net interest margin (NIM) fell -8 bps QoQ but recovered +19 bps YoY.

•     Net provisions for loan losses increased +16.8% QoQ and +18.4% YoY. This was due mainly to the effects of “El Nino Phenomenom” and to a perception of higher risk related to construction companies. In this context, the cost of risk was situated at 2.32%, which translated into a decrease in NIM after provisions, which fell -29 bps QoQ but only -3 bps YoY.

•     Total non-financial income increased +1.3% QoQ and +15.6% YoY. This improvement was associated with an increase in net gains on sales of securities, net gains on investments in subsidiaries; net gains on derivatives; and to an increase in gains from foreign exchange. All of this offset the contraction of fee income and in net gains on foreign exchange transactions.

•     The insurance underwriting result increased 10.0% QoQ but fell -5.3% YoY. The QoQ result was primarily due to a decrease in the net claims, which offset the lower net earned premiums. However, the YoY result was attributable to an increase in the net claims and acquisition cost, primarily in the months of February and March, due to the effect of the El Nino Phenomenon along the northern coast of Peru.

•     The efficiency ratio improved 170 bps QoQ and 70 bps YoY. Although operating income contracted -1.6% QoQ, the cost-to-income ratio improved because operating expenses fell to an even larger extent (-5.5% QoQ) due to seasonal factors. YoY, operating income generation improved (+6.0%) and offset the +4.3% increase in the operating expenses considered in the efficiency ratio.

Table of Contents

Credicorp (NYSE: BAP): First Quarter Results 2017	3
Executive Summary	3
1. Interest-earning assets (IEA)	7
1.1 Evolution of IEA	7
1.2 Credicorp Loans	8
1.2.1 Loan evolution by business segment	8
1.2.2 Evolution of dollarization by segment	11
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	12
1.2.4 Market share in loans	12
2. Funding Sources	14
2.1 Funding Structure	14
2.1 Deposits	15
2.2.1 Deposit dollarization	16
2.2.2 Market share in Deposits	17
2.3 Other funding sources	18
2.4 Loan / Deposit (L/D)	18
2.5 Funding Cost	19
2.6 Mutual Funds	20
3. Portfolio quality and Provisions for loan losses	21
3.1 Provisions for loan losses	21
3.2 Portfolio Quality	22
4. Net Interest Income (NII)	29
4.1 Interest Income	29
4.2 Interest Expenses	29
4.3 Net Interest Margin (NIM)	30
5. Non-Financial Income	32
5.1 Fee Income	33
5.1.1. By subsidiary	33
5.1.2. Banking Business	34
6. Insurance Underwriting Result	35
6.1 Net earned premiums	36
6.2 Net claims	36
6.3 Acquisition cost	37
7. Operating Expenses and Efficiency	38
8. Regulatory Capital	40
8.1 Regulatory Capital – BAP	40
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	41
9. Banking business’s Distribution channels	43
10. Economic outlook	45
11. Appendix	50
11.1 Credicorp	50
11.2 BCP Consolidated	52
11.3 Mibanco	55
11.4 BCP Bolivia	56
11.5 Credicorp Capital	57
11.6 Atlantic Security Bank	58
11.7 Grupo Pacifico	60
11.8 Prima AFP	62
11.9 Table of calculations	63

Credicorp (NYSE: BAP): First Quarter Results 2017

Executive Summary

Credicorp Ltd.*	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Net interest income*	1,938,392	2,045,589	2,029,419	-0.8%	4.7%
Provision for loan losses, net of recoveries	(453,237)	(459,261)	(536,494)	16.8%	18.4%
Net interest income after provisions	1,485,155	1,586,328	1,492,925	-5.9%	0.5%
Non-financial income*	878,550	1,014,109	1,027,200	1.3%	16.9%
Insurance services underwriting result	129,139	111,202	122,279	10.0%	-5.3%
Operating expenses	(1,348,459)	(1,488,945)	(1,407,111)	-5.5%	4.3%
Operating income	1,144,385	1,222,694	1,235,293	1.0%	7.9%
Income taxes	(324,804)	(304,980)	(325,668)	6.8%	0.3%
Net income	819,581	917,714	909,625	-0.9%	11.0%
Non-controlling interest	23,950	22,747	20,051	-11.9%	-16.3%
Net income attributed to Credicorp	795,631	894,967	889,574	-0.6%	11.8%
Net income/share (S/)	9.98	11.22	11.15	-0.6%	11.8%
Total loans	91,501,079	94,780,539	92,414,588	-2.5%	1.0%
Deposits and obligations	90,752,232	86,119,855	89,880,882	4.4%	-1.0%
Net equity	16,613,237	19,656,133	19,699,940	0.2%	18.6%
Profitability
Net interest margin*	5.31%	5.58%	5.50%	-8 bps	19 bps
Net interest margin after provisions*	4.07%	4.33%	4.04%	-29 bps	-3 bps
Funding cost*	1.98%	2.10%	2.10%	0 bps	12 bps
ROAE	19.4%	18.5%	18.1%	-40 bps	-130 bps
ROAA	2.0%	2.3%	2.3%	0 bps	30 bps
Loan portfolio quality
Delinquency ratio over 90 days	1.82%	2.13%	2.24%	11 bps	42 bps
Internal overdue ratio (1)	2.71%	2.76%	2.99%	23 bps	28 bps
NPL ratio (2)	3.5%	3.65%	3.94%	29 bps	41 bps
Cost of risk (3)	2.0%	1.94%	2.32%	38 bps	34 bps
Coverage of internal overdue loans	159.3%	160.6%	151.9%	-870 bps	-740 bps
Coverage of NPLs	122.2%	121.5%	115.5%	-600 bps	-670 bps
Operating efficiency
Efficiency ratio (4)*	42.5%	43.5%	41.8%	-170 bps	-70 bps
Operating expenses / Total average assets	3.3%	3.7%	3.4%	-30 bps	10 bps
Insurance ratios
Combined ratio of P&C (5)(6)	90.7%	97.5%	96.5%	-100 bps	580 bps
Loss ratio (6)	57.4%	61.8%	59.9%	-190 bps	250 bps
Underwriting result / net earned premiums (6)	15.8%	9.1%	10.5%	140 bps	-530 bps
Capital adequacy (7)
Tier 1 Capital (S/ Million) (8)	10,647	10,761	11,806	9.7%	10.9%
Common equity tier 1 ratio (9)	8.81%	11.08%	10.92%	-16 bps	211 bps
BIS ratio (10)	15.00%	15.35%	16.73%	138 bps	173 bps
Employees	33,418	33,283	33,230	-0.2%	-0.6%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange.

(1)	Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans
(2)	Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.
(3)	Cost of risk: Annualized provision for loan losses / Total loans.
(4)	Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = (Total operating expenses + Acquisition cost - Other operating expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Result on exchange difference +Net gain on derivatives +Net gain from associates + Net premiums earned.)
(5)	Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.
(6)	Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.
(7)	All Capital ratios are for BCP Stand-slone and based on Peru GAAP
(8)	Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(9)	Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
(10)	Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

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Credicorp reported net income of S/ 889.6 million and an ROAE and ROAA of 18.1% and 2.3% respectively in 1Q17. This represented a solid result, particularly in the scenario of low loan growth that affected the main business at Credicorp, the banking business.

Credicorp’s NII fell 0.8% QoQ in the environment of low economic growth, high competition and low dynamism that characterizes the first half of every year. In the YoY evolution, which eliminates the seasonal effect, NII grew + 4.7%. This was attributable to the fact that average daily loan balances grew only +2.0% YoY. The IEA reported slight growth of 1.6% QoQ, similar level to the YoY evolution. All of the aforementioned translated into a drop of -9 bps QoQ in NIM and -29 bps QoQ in NIM after provisions. The latter was associated mainly with significant growth in provisions. YoY, NIM posted a recovery while NIM after provisions remained relatively stable.

Total loans, the most profitable asset, reported a drop in their share of IEA (62.1% in 1Q17 vs. 64.7% in 4Q16). Total Loans registered a nominal contraction QoQ of -2.5% and 0.4% YoY, while the currency-adjusted growth rate was situated at -1.2% QoQ and +2.0% YoY in a context in which the Sol appreciated +3.22% QoQ and 2.35% YoY. The decreased QoQ in Credicorp’s loans was due primarily to a contraction at BCP Stand-alone, which was in turn mainly attributable to a drop in Retail banking, in line with the seasonal effect of low dynamism in every first half of the year. Also, ASB’s loans contracted (-6.8% QoQ). All the latter could not be outpaced by Mibanco and BCP Bolivia increases of +1.2% QoQ and +2.0% QoQ respectively.

In terms of loans by business segment, in average daily balances, the Retail Banking portfolio contracted -1.2% QoQ. This was due mainly to a decrease in SME-Business loans in both FC and LC. Wholesale Banking reported a QoQ contraction, mainly in the LC portfolio. This reflects the fact that competition in this segment is very aggressive. Mibanco and BCP Bolivia registered growth of +1.9% QoQ and +1.4% QoQ respectively. ASB reported a contraction of -0.2% QoQ due to some payments in full by specific clients.

Credicorp’s funding cost remained stable QoQ due to: i) the slight +0.2% increase in average total liabilities, which was attributable to growth in deposits and other liabilities in 1Q17 that outpaced the levels posted in 4Q16; and ii) interest expenses increased slightly (+0.4% QoQ).

Credicorp’s L/D ratio fell 880 bps QoQ to situate at 102.8% as a result of QoQ drop in loans that contrasted with the +4.4% increase in total deposits, mainly due to higher time deposits. The reduction was mainly explained by BCP Stand-alone and, to a lesser extent, by Mibanco. In the QoQ analysis, the L/D ratio by currency posted a drop in the L/D ratio in LC and in FC at Credicorp.

In terms of portfolio quality, in 1Q17 our ratios increased with regard to 4Q16’s levels (+23 bps in the internal overdue loan ratio and +29 bps in the non-performing loan ratio). This was mainly due to a contraction QoQ in the loan portfolio. The cost of risk was situated at 2.32% in 1Q17 (+38 bps QoQ), which reflects the higher provisions registered due to provisions set aside after a preliminary impact analysis of the El Nino Phenomenon, and a perception of higher risk related to construction companies.

Total non-financial income grew slightly QoQ after the investment portfolio posted better results. Nevertheless, fee income and net gains on foreign exchange transactions contracted QoQ given that the first quarter of every year experiences seasonal effects of low dynamism in comparison to 4Q.

The insurance underwriting result increased 10% QoQ. This was mainly due to the life insurance business and, to a lesser extent, to the property and casualty business. The QoQ result was primarily attributable to a decrease of net claims in both businesses.

In terms of operating efficiency, the efficiency ratio reported a significant improvement QoQ, situating at 41.8% in 1Q17. This figure was -170 bps below the 43.8% reported in 4Q16 due to seasonal factors given that expenses tend to be higher in the last quarter of the year. Nevertheless, this result continues to reflect Credicorp’s efforts to control expenses, mainly at BCP Stand-alone.

Finally, in terms of capital, Credicorp maintained a comfortable capitalization level, which represented 1.35 times the capital required by the regulator in Peru at the end of 1Q17. At BCP Stand-alone (Peru GAAP), the BIS ratio and the Tier 1 ratio were situated at 16.73% and 11.76% respectively. These ratios topped those reported in 4Q16 due to the drop in Risk Weighted Assets (RWAs, -2.9% QoQ), which corresponded to a decrease in loan growth QoQ. It is important to note that the seasonal increase in regulatory capital (+5.9% QoQ) is associated with a higher level of capital stock level and legal reserve, in line with the agreements were reached at the General Shareholders’ Meeting in March 2017. Also, Common Equity Tier 1 ratio decreased QoQ and situated at 10.92%.

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Credicorp and subsidiaries

Earnings contribution	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Banco de Crédito BCP (1)	653,824	740,347	692,162	-6.5%	5.9%
Mibanco (2)	71,432	99,208	65,241	-34.2%	-8.7%
BCB	20,830	18,534	19,594	5.7%	-5.9%
Grupo Pacífico (3)	67,424	61,174	80,191	31.1%	18.9%
Prima AFP	39,770	34,358	41,711	21.4%	4.9%
Credicorp Capital	16,808	16,591	14,513	-12.5%	13.7%
Atlantic Security Bank	(4,454)	41,629	40,320	-3.1%	N/A
Others (4)	1,429	(17,666)	1,082	-106.1%	-24.3%
Net income Credicorp	795,631	894,967	889,574	-0.6%	11.8%

Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.36% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.675% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

ROAEs *

	Quarter
ROAE	1Q16	4Q16	1Q17
Banco de Crédito BCP (1)	22.4%	22.1%	20.6%
Mibanco (2)	21.6%	26.3%	17.8%
BCB	14.5%	12.0%	13.0%
Grupo Pacífico (3)	14.5%	10.6%	14.8%
Prima	30.3%	23.3%	30.6%
Credicorp Capital	11.7%	8.5%	7.3%
Atlantic Security Bank	-2.5%	19.2%	20.0%
Credicorp	19.4%	18.5%	18.1%

* These figures differ from those previously reported; these ratios have been calculated using the total contribution of each subsidiary to Credicorp

(1) Banco de Crédito BCP includes BCP Stand-alone and Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 19.5% in 1Q16, 24.0% in 4Q16 and 16.3% in 1Q17.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 15.5% in 1Q16, 12.9% in 4Q16 and 17.4% in 1Q17.

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BCP Consolidated reported a contribution of S/ 692 million, which represented a contraction of -6.5% QoQ and growth of +5.9% YoY. The result in 1Q17 mainly reflects the increase in net provisions for loan losses and a QoQ drop in net interest income, which was partially offset by the decline in operating expenses and expansion in non-financial income. In this context, ROAE at BCP Consolidated in 1Q17 was situated at 20.6%, which was lower than the 22.1% posted in 4Q16 and the 22.4% registered in 1Q16.

Mibanco reported a net contribution to Credicorp of S/65.2 million and a ROAE of 17.8% at the end of 1Q17. These results reflect a QoQ decrease in Mibanco’s contribution to Credicorp, which was mainly attributable to (i) higher provisions at a portfolio level (+52.2%QoQ) related to the potential effects of El Nino phenomenon on the coast and, to a lesser extent, (ii) an increase in operating expenses. The aforementioned was partially offset by expansion in non-financial income and growth in NII, which was due to loan growth in the small business segment and the fact that the portfolio posted better performance this quarter. The efficiency ratio increased +260 bps QoQ due to higher operating expenses, which were associated with new marketing campaigns, employee benefits and strategic projects. The internal past due and non-performing loan ratios increased +20 bps each.

BCP Bolivia posted a contribution of S/19.6 million in 1Q17. This represented an increase of 5.7% QoQ, which translated into a ROAE of 13.0% for the quarter (vs 12.0% in 4Q16). The higher contribution was due to a decrease in operating expenses and to a reduction in provisions for deferred income tax. The aforementioned offset the 22% drop in non-financial income. The loan portfolio grew +2.0% QoQ, which represented a market share of 9.4%.

In 1Q17, Grupo Pacifico reported a contribution of S/80.2 million, which topped last quarter’s figure. This was mainly attributable to a decrease in the net loss ratio for life insurance. In the YoY analysis, the decrease reported in the underwriting result was attributable to growth in the net loss ratio, mainly in the months of February and March due to the effect of the El Nino phenomenon in the northern coast of Peru by.

In 1Q17 Prima AFP contribution to Credicorp was S/41.7 million, which represented an increase of +21.4% QoQ and +4.9% YoY, and a ROAE of 30.6% for the quarter. The higher contribution was due primarily to i) a decrease in operating expenses, and ii) an adjustment of –S/4.2 million in deferred income tax, which was executed in 4Q16. Operating income increased +5.5% QoQ due to a decrease in expenses. The efficiency ratio for 1Q17 was 43.7%, compared to 46.9% in 4Q16. AuMs at Prima AFP totaled S/ 44,034 million, which represented a market share of 31.6% of the total AuMs in the system.

Credicorp Capital reported a contribution to Credicorp of S/18.1 million for the first quarter of the year. Non-financial income totaled S/131.9 million, led by fee income (62.3% of total non-financial income) and net gain on sales of securities (23.3% of total non-financial income). The strong results obtained for fee income were mainly associated with the Asset Management business, which reported significant income from traditional funds, third-party funds and distribution funds. Our trust businesses posted income that was in line with expectations thanks to recurring business. The good evolution of net gain on sales of securities was driven by Fixed Income trading. Finally, operating expenses fell -2.8% QoQ due primarily to seasonal effects on expenses in the first quarter of the year.

ASB reported a contribution to Credicorp of S/. 40.1 million in 1Q17, which reflects a slight increase with regard to 4Q16 ($40.0 MM). Higher gains on investments available for sale and trading securities were posted for +S/.7.5MM (4Q16 +S/.4.3MM). ROAE was situated at 20.3%, which represents an increase in terms of the figure registered in 4Q16 (19.2%). The efficiency ratio was situated at 18.8% while the BIS ratio weighed in at 17.0% versus 19.6% in 4Q16. This drop was due to the fact that dividends were distributed in 1Q17.

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1.	Interest-earning assets (IEA)

IEA reported slight growth QoQ and situated at a level very similar to that reported in 1Q16. This was attributable to a contraction in loans, the most important and profitable asset, due to low economic growth and high competition. It is important to note that the drop in loans was exacerbated by a depreciation of the US Dollar given that loans in dollars reported growth both QoQ and YoY.

Interest earning assets	As of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
BCRP and other banks	28,283,345	23,284,795	24,829,640	6.6%	-12.2%
Interbank funds	59,094	147,713	270,032	82.8%	357.0%
Trading securities	3,491,092	4,474,118	5,248,004	17.3%	50.3%
Investments available for sale	20,837,924	18,637,050	21,031,475	12.8%	0.9%
Investment held to maturity	4,003,646	5,118,419	5,036,349	-1.6%	25.8%
Total loans	91,501,079	94,780,539	92,414,588	-2.5%	1.0%
Total interest earning assets	148,176,180	146,442,634	148,830,088	1.6%	0.4%

1.1	Evolution of IEA

Total loans

Total loans, the most profitable asset, posted a reduction in their share of IEA (62.1% in 1Q17 vs. 64.7% in 4Q16).

Although loans registered a nominal contraction QoQ of -2.5%, the currency-adjusted growth rate was situated at -1.2% in a context in which the Sol appreciated +3.22% QoQ, and the dollarization level reached 41.0%. The decrease in loans at Credicorp was due primarily to:

(i)	A contraction in loans at BCP Stand-alone. This was associated with a decrease in Wholesale Banking’s loans and to a seasonal effect in the Retail Banking portfolio. The latter is explain by the loan seasonality given that the first quarter of ecah year tends to be less dynamic, particularly in the SME-Pyme segment, as the main financing campaigns for this segment are held in the fourth quarter.

(ii)	Lower loan growth at ASB (-6.8% QoQ).

The aforementioned was offset by growth in loans at Mibanco (+1.2% QoQ) and at BCP Bolivia (+2.0% QoQ).

The YoY evolution reflected the slowdown in loan growth, which increased by +1.0%, falling below the rates posted in previous quarters (+7.4% in 3Q16 and +4.9% in 4Q16). The currency-adjusted growth rate was situated at +2.0%, in line with the appreciation of the Sol of +2.35% YoY. In this context of low loan growth, it is important to note loan expansion at Mibanco (+9.4%) and BCP Bolivia (+14.7%), which helped attenuate the loan contraction at BCP Stand-alone.

Investments

Investments increased 10.9% QoQ. This was due primarily to an increase in the investment volume at BCP Stand-alone, which was in turn associated with (i) the increase in investments available for sale (+12.8% QoQ), which was mainly attributable to purchases of BCRP Certificates of Deposit (CDs) and to an increase in the volume of trading securities (+17.3% QoQ), which was also associated with the purchase of BCRP CDs.

The YoY increase in investments reflects a higher level of trading investments at BCP Stand-alone due to growth in the balance of BCR CDs; in bonds from other governments with an investment grade; and in investments held to maturity at BCP Stand-alone, mainly due to balances of Peruvian government bonds.

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The aforementioned reflects the investment strategy, which is focused on achieving higher profitability for IEA to attenuate the QoQ decrease in the loan portfolio and low loan growth YoY.

Other IEA

BCRP and other banks increased slightly QoQ due to a higher volume in the ordinary account at BCRP in BCP Stand-alone, which was associated with an increase in reserve requirements. This growth was partially compensated by the reduction in available funds at BCP Bolivia.

In the YoY analysis, the drop of -12.2% in BCRP and in other banks was attributable to a decrease in BCRP’s reserve requirement due to a drop in the average reserve rate in US Dollars, which fell from 30.4% in December 2015 to 27.7% in December 2016.

1.2 Credicorp Loans

1.2.1 Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% Change		% Part. in total loans
	1Q16	4Q16	1Q17	QoQ	YoY	1Q16	1Q17
BCP Stand-alone	76,576	77,799	77,065	-0.9%	0.6%	83.0%	81.9%
Wholesale Banking	41,186	41,040	40,742	-0.7%	-1.1%	44.6%	43.3%
Corporate	27,456	27,310	27,134	-0.6%	-1.2%	29.7%	28.8%
Middle - Market	13,730	13,730	13,607	-0.9%	-0.9%	14.9%	14.5%
Retail Banking	34,726	36,026	35,583	-1.2%	2.5%	37.6%	37.8%
SME - Business	4,322	4,703	4,448	-5.4%	2.9%	4.7%	4.7%
SME - Pyme	7,376	7,833	7,767	-0.8%	5.3%	8.0%	8.3%
Mortgage	12,375	12,507	12,430	-0.6%	0.4%	13.4%	13.2%
Consumer	6,414	6,557	6,533	-0.4%	1.9%	6.9%	6.9%
Credit Card	4,239	4,427	4,404	-0.5%	3.9%	4.6%	4.7%
Others (1)	663	734	741	0.9%	11.7%	0.7%	0.8%
Mibanco	7,832	8,432	8,593	1.9%	9.7%	8.5%	9.1%
Bolivia	4,767	5,308	5,383	1.4%	12.9%	5.2%	5.7%
ASB	3,125	3,081	3,074	-0.2%	-1.6%	3.4%	3.3%
BAP's total loans	92,299	94,619	94,115	-0.5%	2.0%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit and other banking.

Highest growth in volumes
Largest contraction in volumes

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Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)					% part. by currency
	Expressed in million Soles					Expressed in million USD					1Q17
	1Q16	4Q16	1Q17	QoQ	YoY	1Q16	4Q16	1Q17	QoQ	YoY	FC	FC
BCP Stand-alone	48,137	48,950	47,420	-3.1%	-1.5%	8,269	8,545	9,081	6.3%	9.8%	61.5%	38.5%
Wholesale Banking	21,015	20,259	18,835	-7.0%	-10.4%	5,866	6,155	6,711	9.0%	14.4%	46.2%	53.8%
Corporate	13,980	13,410	12,089	-9.9%	-13.5%	3,920	4,117	4,609	12.0%	17.6%	44.6%	55.4%
Middle-Market	7,035	6,849	6,746	-1.5%	-4.1%	1,946	2,038	2,102	3.1%	8.0%	49.6%	50.4%
Retail Banking	26,920	28,384	28,256	-0.5%	5.0%	2,269	2,263	2,244	-0.8%	-1.1%	79.6%	20.6%
SME - Business	1,952	2,272	2,147	-5.5%	10.0%	689	720	705	-2.1%	2.4%	48.3%	51.7%
SME - Pyme	6,890	7,444	7,419	-0.3%	7.7%	141	115	107	-7.4%	-24.6%	95.5%	4.5%
Mortgage	8,879	9,204	9,260	0.6%	4.3%	1,016	978	971	-0.7%	-4.4%	74.5%	25.5%
Consumer	5,406	5,549	5,518	-0.6%	2.1%	293	299	311	4.1%	6.2%	84.5%	15.5%
Credit Card	3,793	3,916	3,912	-0.1%	3.1%	130	151	151	-0.4%	16.2%	88.8%	11.2%
Others (1)	202	307	329	7.1%	62.7%	134	126	126	-0.2%	-5.9%	44.4%	55.6%
Mibanco	7,274	7,916	8,087	2.2%	11.2%	162	153	155	1.6%	-4.4%	94.1%	5.9%
Bolivia	-	-	-	-	-	1,386	1,572	1,649	4.9%	19.0%	-	100.0%
ASB	-	-	-	-	-	909	912	941	3.2%	3.6%	-	100.0%
Total loans	55,411	56,866	55,506	-2.4%	0.2%	10,726	11,182	11,827	5.8%	10.3%	59.0%	41.0%

(1) Includes Work out unit, and other banking.

Highest growth in volumes
Largest contraction in volumes

Loans measured in average daily balances reflect a trend or variation that differs in magnitude from that of quarter-end balances given that the latter reflect payments in full or loans placed at quarter-end, which affect quarterly average daily balances to a lesser extent.

In 1Q17 in particular, there were pre-payments of loans in Wholesale Banking that took place towards the end of the quarter resulting in a contraction of quarter-end loan balances that was larger than that of daily average balances of loans.

The QoQ evolution of loans shows a slight contraction of -0.5% in average daily balances of loans at Credicorp, while quarter-end loan balances decreased -2.5% QoQ. In the case average daily balances, the reduction is due primarily to a contraction in loans in Wholesale Banking in both Corporate Banking and Middle Market Banking. The aforementioned was accompanied by the seasonal effect in the first quarter in the Retail Banking portfolio and in the SME-Pyme segment in particular after the year-end campaigns were rolled out.

Wholesale Banking reported a QoQ contraction in average daily balances due to:

(i)	The QoQ contraction in Corporate Banking loans was registered in the LC portfolio and was due to aggressive pricing competition in this segment. This was offset by significant growth in the FC portfolio, whose evolution was adversely affected, at least to a certain extent, by the depreciation of the US Dollar this quarter.

(ii)	The QoQ contraction in Middle Market loans was situation primarily in the LC portfolio.

In the Retail Banking at BCP Stand-alone, the -1.2% QoQ drop was due to a contraction in loans in both LC and FC. The analysis by business segment shows that:

(i)	SME-Business reported a drop of -5.4% QoQ mainly due to seasonality that affects every 1Q and to the effect of the US dollar depreciation because this segments registers a 52% level of dollarization in its loan book.

(ii)	SME-Pyme posted a decline of -0.8% QoQ, which reflects seasonality in the first quarter after year-end campaigns.

(iii)	The Mortgage segment reported a drop in loans of -0.6% QoQ. This contraction was primarily in the FC portfolio while the LC portfolio posted a slight expansion.

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(iv)	The Consumer segment reported a slight QoQ contraction of -0.4% that was primarily associated with a drop in the LC portfolio, which reflected seasonal effects present in the first quarter.

(v)	The Credit Card segment declined -0.5% QoQ. Slower growth in this segment in the past few quarters is attributable to the adjustments to the risk policy given the delinquency levels started increasing in 4Q15.

BCP Bolivia posted lower loan growth in loans measured in average daily balances of +1.4% QoQ vs. +2.9% in 4Q16. This evolution was due primarily to higher growth in the Retail Banking segment due to an expansion in mortgage loans after the government set lower interest rates for the regulated portfolio (productive sector and low-income housing), which must account for 60% of total loans at the end of 2018. The Wholesale Banking segment also posted growth this quarter and topped the expansion reported in 4Q16.

Mibanco loans, measured in average daily balances, increased +1.9% QoQ. This is quite remarkable given the current context of low economic growth and the fact that seasonal factors are in play every 1Q that make it more difficult to expand loans in the current macroeconomic scenario. As such, the speed of origination is still below this segment’s potential.

ASB reported a contraction of -0.2% QoQ in average daily balances due to a number of payments in full. It is important to note that ASB has a good risk profile, which is reflected in the fact that its compliance level is high and its coverage is 100%.

Finally, an analysis of YoY total loans shows growth of +2.0% that was led by Mibanco, BCP Bolivia and SME-Pyme. These three segments post growth rates that are well above those posted by BCP Stand-alone and for total loans at Credicorp. For this reason, the portfolio mix shows an increase in these segments’ shares, and a drop in the share of Wholesale Banking, which fell from 44.3% in March 2016 to 43.3% in March 2017.

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1.2.2 Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment (1)(2)

An analysis of the YoY evolution of dollarization shows that the FC portfolio at Credicorp represented 41.0% of total loans at the end of 1Q17, which was slightly above the 39.7% registered in 1Q16. The higher level of dollarization at Credicorp is mainly due to the increase in dollarization reported by BCP stand-alone, and to a lesser extent, to the expansion in loans at ASB and BCP Bolivia, which are registered in US dollars.

BCP Stand-alone reported a level of dollarization that increased YoY from 36.8% in 1Q16 to 38.5% in 1Q17. However it is important to note that this was the result of an increase in the level of dollarization in Wholesale Banking segment, which has most of the clients that have income generation in US dollar. The rest of business segments posted a reduction in their level of dollarization particularly SME-Business and Mortgage. All the aforementioned does not imply an increase in FX-risk on credit risk as it is shown in the chart below, which ratifies that the expansion of US dollar loans has taken place with clients that do generate income in US dollar.

FX risk on credit risk – BCP Stand-alone

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1.2.3 BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Loan Dedollarization Program. The measures taken included implementing progressive dedollarization goals for June 2015, December 2015 and December 2016 for the total portfolio in FC, with some exceptions, and for the joint mortgage and car portfolio. The balance required at the end of December 2017 was adjusted as follows:

(i)	For the total portfolio in FC, the balance at the end of December 2017 should represent no more than 80% of the total loan balance at the end of September 2013 (not including certain loans). This goal is the same as that established for December 2016, for which the group posted a compliance level of 144% at the end of 4Q16; and

(ii)	For the FC mortgage and car portfolio, the balance must represent no more than 60% of the same balance at the end of February 2013.

The bases for both goals refer to quarter-end balances according to local accounting but the compliance level is measured in monthly daily average balances for the reporting month.

The following figures show the percentage of compliance at the end of March 2017:

Reduction target for total loans in FC - at the end of March 2017 -	Reduction target for “Mortgage & Car” loans in FC - at the end of March 2017 -

As it is evident in the figures, BCP Stand-alone has achieved a comfortable compliance level in terms of the complete portfolio of loans that is subject to the de-dollarization programme. In terms of the Car + Mortgage portfolio, the compliance level is close to 100%, which reflects the fact that the speed with which these portfolios are de-dollarizing has slowed somewhat. Nonetheless, this is not of concern given that we have nine more months to reach the target.

1.2.4 Market share in loans

Market share in Peru (1)

(1) Mortgage segment includes Mibanco's market share of 1% as of February 2017, March and December 2016.

(2) Consumer segment includes Mibanco's market share of 2.3% as of February 2017, and 2.2% as of March and December 2016.

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At the end of February 2017, BCP Stand-alone continued to lead the market with a share of 29.6%, which was significantly higher than the level posted by our highest competitor. However, the market share dropped from the 30.5% recorded at the end of 1Q16, which was attributable to a highly competitive environment in Wholesale Banking and to low loan growth in Retail Banking.

Corporate Banking maintained its leadership but posted a decrease in its market share due to high competition. In this context, Corporate Banking's share increased from 42.8% in December 2016 to 44.7% in February 2017. Middle Market banking maintained a relatively stable market share of 33.3%.

In terms of Retail Banking, BCP reported a stable market share and continued to lead in the vast majority of segments, with the exception of SME-Business, where it ranked second.

Mibanco posted a slight increase in its market share in the Peruvian financial system, weighing in at 3.3% at the end of February 2017. An analysis of the SME-Pyme segment in Peru shows that Mibanco’s market share, which was situated at 22.2% in December 2016, rose to 22.5% in February 2017.

Finally, BCP Bolivia registered a stable market share QoQ and YoY (9.4% at the end of March 2017), holding fast to its fourth position in the Bolivian Financial System.

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2.	Funding Sources

The QoQ expansion in total funding reflects higher levels of deposits and of Other Liabilities related to dividends to pay that are declared in the 1Q17 of each year. Deposits increased their share in Credicorp’s funding mix while the level of participation of BCRP instruments fell due to maturities of special repos. In this context, the funding cost remained stable QoQ. In YoY terms, funding contracted. This was due mainly to a decrease in deposits and to lower balances for BCRP Instruments. The contraction in average liabilities, coupled with higher interest expenses, led to an increase in the funding cost.

Funding	As of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Non-interest bearing demand deposits	24,712,319	23,341,517	22,836,306	-2.2%	-7.6%
Interest bearing Demand deposits	6,960,104	5,368,222	5,617,946	4.7%	-19.3%
Saving deposits	25,534,015	26,684,133	26,657,831	-0.1%	4.4%
Time deposits	26,657,864	23,275,031	27,876,113	19.8%	4.6%
CTS deposits (1)	6,563,463	7,117,685	6,537,982	-8.1%	-0.4%
Interest payable	324,467	333,267	354,704	6.4%	9.3%
Total deposits	90,752,232	86,119,855	89,880,882	4.4%	-1.0%
Due to banks and correspondents	8,688,933	7,562,947	7,639,760	1.0%	-12.1%
BCRP instruments	11,181,320	11,265,406	9,979,835	-11.4%	-10.7%
Bonds and subordinated debt	15,295,655	15,962,810	15,410,094	-3.5%	0.7%
Other liabilities (2)	16,678,569	15,211,997	16,675,882	9.6%	0.0%
Total funding	142,596,709	136,123,015	139,586,453	2.5%	-2.1%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities

The chart above shows the evolution of Credicorp’s funding structure and funding cost, which are calculated with quarter-end balances. A QoQ increase in the share of time deposits in Credicorp’s funding mix is evident while BCRP Instruments posted a drop in their share due to maturities of special repos (substitution and expansion repos).

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Deposits continued to represent Credicorp’s main source of funding. Within the deposit structure, time deposits posted an increase in their share, primarily at BCP Stand-alone and Mibanco.

BCRP Instruments posted a decline in their share of total funding, falling -120 bps QoQ. This was attributable to maturities of repurchase agreements of BCRP CDs, Special Repos (substitution and expansion) at BCP Stand-alone as shown in the figure to the right. It is important to note that BCP Stand-alone accounted for approximately 92% of Credicorp’s BCRP instruments.

Due to the importance of BCP Stand-alone in total Credicorp’s funding, it is important to analyze its structure by tenure. The figure shows that approximately 47.3% of the funding provided by BCRP is set to mature mainly between 2017 and 2018.

BCP Stand-alone - Funding structure by tenure YoY

At the end of December 2016

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 82% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 67% of the non-contractual deposits has a duration higher than 6 months (9% ≤ 1 year, 29% between >1 year and ≤ 3 years, and 61% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

At the end of March 2017

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 77% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 30% between >1 year and ≤ 3 years, and 60% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

The YoY analysis shows an increase in the share of total deposits. This was in line with growth in the share of time deposits and core deposits (savings and CTS), which are the group’s most stable and lowest-cost deposits. The aforementioned offset the contraction in the demand deposits’ share in Credicorp’s funding mix.

2.1	Deposits

Deposits	As of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Non-interest bearing demand deposits	24,712,319	23,341,517	22,836,306	-2.2%	-7.6%
Interest bearing Demand deposits	6,960,104	5,368,222	5,617,946	4.7%	-19.3%
Saving deposits	25,534,015	26,684,133	26,657,831	-0.1%	4.4%
Time deposits	26,657,864	23,275,031	27,876,113	19.8%	4.6%
CTS deposits (1)	6,563,463	7,117,685	6,537,982	-8.1%	-0.4%
Interest payable	324,467	333,267	354,704	6.4%	9.3%
Total deposits	90,752,232	86,119,855	89,880,882	4.4%	-1.0%

(1) Severance indemnity deposits.

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Total deposits expanded QoQ, mainly at BCP Stand-alone and, to a lesser degree, at Mibanco due to an increase in time deposits, which offset the contraction in in Demand and CTS deposits. It is important to note the effect of the depreciation of the US Dollar, which reduced approximately -180 bps of QoQ total deposits growth.

The QoQ analysis shows that growth in time deposits in all of the banking subsidiaries, and at BCP Stand-alone in particular, was noteworthy and attributable to higher level of time deposits, mainly in FC, from Corporate Banking and institutional clients in line with the strategy implemented to attract more deposits from this type of clients. Mibanco also contributed to growth in time deposits through its campaigns to replace more costly funding sources with lower-cost alternatives.

Non-interest bearing demand deposits contracted QoQ mainly in FC, given that scenarios characterized by low growth or contraction of loans like 1Q17 are market by lower deposits balances that clients, mainly corporates, maintain in their accounts for their daily operations.

CTS deposits fell QoQ due to seasonality in 1Q every year given that the second CTS payment is made every November; therefore, these deposits increase every 4Q.

In YoY terms, the -1.0% contraction in total deposits reflects:

(i)	a decrease in FC demand deposits, mainly at ASB and BCP Stand-alone; and

(ii)	the appreciation of the Sol against US dollar, which reduced YoY growth approximately -131 bps.

The aforementioned was partially offset by the increase in LC time deposits and in Savings Deposits in LC and FC currencies.

2.2.1	Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

The deposit dollarization level at Credicorp, measured in quarter-end balances, fell QoQ due to higher growth in LC deposits than in FC deposits, mainly at BCP Stand-alone.

YoY, the dollarization level of Credicorp’s deposits measured in quarter-end balances posted a significant decline. This was due to the fact that although total deposits dropped, the decrease was driven by demand deposits in FC (measured in average daily balances) and was partially offset by growth in other types of LC deposits measured in average daily balances.

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BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of deposit type measured in average daily balances shows that all deposits, with the exception of time deposits, reported a drop in dollarization QoQ. In this context, lower dollarization levels for demand, savings and CTS deposits offset the increase in the dollarization of time deposits.

In the YoY analysis, all deposit types posted a significant reduction in their dollarization levels.

2.2.2	Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.1% at the end of March 2016, 0.1% as of December 2016 and 0.2% as of February 2017.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of March 2016, December 2016 and February 2017.

(3) Time deposits includes Mibanco's market share of 5.4% at the end of March 2016 and 6.0% at the end of December 2016 and February 2017.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of March 2016, December 2016 and February 2017.

At the end of February 2017, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for different types of deposits, with a market share of 32.1%. It is important to note that the result posted in February 2017 was situated approximately 12 percentage points above the level of our closest competitor.

In the QoQ analysis, it is evident that the market share for total deposits remained stable (32.1% at the end of December 2016) given that the increase in the market share for time deposits offset the contraction in market share for all other types of deposits. As indicated in 4Q16, quarter-end balances for deposits fell in the month of December due to withdrawals by specific clients, which led the market share to fall in comparison to the figure reported at the end of November.

In the YoY analysis, the contraction in market share (33.9% at the end of March 2016) was in line with a drop in our share of demand, CTS and time deposits. It is important to note the YoY increase in Mibanco’s market share of time deposits, which rose from 5.4% in March 2016 to 6.0% at the end of February 2017.

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BCP Bolivia held fast to its fifth position in the Bolivian financial system with a market share of 9.2% at the end of March 2017 (9.0% at the end of December 2016). This growth was attributable to an increase in demand and time deposits.

2.3	Other funding sources

Other funding sources	As of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Due to banks and correspondents	8,688,933	7,562,947	7,639,760	1.0%	-12.1%
BCRP instruments	11,181,320	11,265,406	9,979,835	-11.4%	-10.7%
Bonds and subordinated debt	15,295,655	15,962,810	15,410,094	-3.5%	0.7%
Other liabilities (1)	16,678,569	15,211,997	16,675,882	9.6%	0.0%
Total Other funding sources	51,844,477	50,003,160	49,705,571	-0.6%	-4.1%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other funding sources contracted -0.6% QoQ, which was primarily due to a drop in the balances of BCRP Instruments at BCP Stand-alone, which was attributable to maturities that were registered throughout the quarter. To a lesser extent, the decrease in Other funding sources was due to a contraction in Bonds and subordinated debt, mainly at (i) BCP Stand-alone due to a lower level of subordinated debt in a context of appreciation of the Sol; and (ii) Mibanco where some corporate bonds matured. The aforementioned was partially offset by growth in Other Liabilities, mainly at BCP Stand-alone due to an increase in the dividends payable account1.

The YoY analysis indicates that the total of Other funding sources fell, mainly at BCP Stand-alone. This was in line with a contraction in (i) BCRP Instruments, due to maturities of substitution and expansion repos; and (ii) Due to banks and correspondents, due to lower levels of debt with foreign banks and international entities.

2.4	Loan / Deposit (L/D)

Loan / Deposit Ratio per Subsidiary

Credicorp’s L/D ratio fell QoQ to 102.8%, which was attributable to the decrease posted for this ratio at the main banking subsidiary, BCP Stand-alone, and, to a lesser extent, at Mibanco. The aforementioned was attributable to the +4.4% growth posted for total deposits and to the -2.5% contraction in the loan book.

1 The Annual General Shareholders Meeting of BCP declared on March 31st, 2017 to pay cash dividends of S/0.207 per share for a total of S/ 1,462,733M of 2016 net income.

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Loan / Deposit ratio by currency

Local currency	Foreign currency

The QoQ analysis of the L/D ratio by currency indicates that the L/D ratio in LC and FC at Credicorp fell, which was mainly attributable to growth in deposits for both currency types.

In the YoY analysis, the L/D ratio continued to grow. This was in line with the trend seen throughout 2016, and was mainly due to the increase in this ratio at BCP Stand-alone. The YoY analysis by currency type shows that the L/D ratio in LC contracted mainly at BCP Stand-alone and Mibanco, which was in line with growth in LC deposits. Credicorp’s FC ratio registered an increase, which was associated with an increase in this ratio at BCP Stand-alone due to FC loan growth and a decrease in FC deposits.

2.5	Funding Cost

Credicorp’s funding cost remained stable QoQ given that both interest expenses and the average of total liabilities remained stable (+0.4% and +0.2%, respectively).

The table below shows the funding cost by subsidiary:

Funding cost by banking subsidiary

	BCP
	Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp (1)
1Q16	1.94%	4.64%	1.90%	2.26%	2.15%	1.98%
4Q16	2.06%	4.98%	1.91%	2.20%	2.27%	2.10%
1Q17	2.07%	4.81%	1.96%	1.91%	2.27%	2.10%

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

The funding cost at the banking subsidiaries also remained stable given that the increase in the funding cost at BCB and BCP Stand-alone were offset by the improvement posted by Mibanco and ASB.

The funding cost at BCP Stand-alone increased +1 bps QoQ. This was primarily due to growth in interest expenses on loans. The aforementioned was partially offset by the increase in the average of total liabilities (+0.8% QoQ) due to growth in total deposit volumes.

The funding cost at Mibanco, which has been under more pressure since 4Q15, fell -17 bps, higher than the reduction of -8 bps registered for the first time at 4Q16. This was due to a decrease in interest expenses, mainly for Bonds and subordinated notes (-0.5% QoQ,), and to growth in total average liabilities, which was attributable to an increase in deposits.

The funding cost at BCP Bolivia rose +5 bps QoQ due to an increase in financial expenses (+2.9%) in a scenario in which average liabilities remained relatively stable.

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ASB posted a decrease in its funding cost due to a QoQ drop in financial expenses (-15.4%), which offset the reduction in average liabilities.

The figures below show the funding cost by source for the Banking Business2:

4Q16	1Q17

(1) Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.

(2) It mainly includes outstanding acceptances and other payable accounts

These figures differ from those previously reported; consider the ones in this report.

2.6	Mutual Funds

Mutual funds	As of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Mutual funds in Peru	9,079,805	10,702,646	10,907,358	1.9%	20.1%
Mutual funds in Bolivia	502,968	566,432	569,811	0.6%	13.3%
Total mutual funds	9,582,772	11,269,078	11,477,169	1.8%	19.8%

Mutual funds at Credicorp Capital Fondos Peru rose slightly QoQ. This was primarily due to an increase in fund flows from individual investors. The company’s market share at the end of March 2017 fell slightly (42.0% vs. 42.3% at the end of December 2016); nevertheless, Credicorp Capital Fondos Peru continued to lead the Peruvian market.

In the YoY analysis, Credicorp Capital Fondos Peru reported expansion of +20.1% in its portfolio under management. If we exclude the effect of the depreciation of the US Dollar against the Sol, YoY growth was +23.0%.

The portfolio managed by Credifondo Bolivia rose QoQ due to an increase in the number of clients and in the investment volume, which offset the effect of the depreciation of the Boliviano against the Sol (-3.22% QoQ).

Credifondo Bolivia’s market share was situated at 13.0% at the end of March 2017, which allowed it to remain within the ranks of the 5 largest competitors in the Bolivian market.

In YoY terms, Credifondo Bolivia reported expansion of +13.3% in its AuMs, which, if we exclude the effect of the depreciation of the Boliviano against the Sol, translates into growth of +16.0%.

2 Includes BCP Individual, Mibanco, BCP Bolivia and ASB.

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3.	Portfolio quality and Provisions for loan losses

In 1Q17, the cost of risk was situated at 2.32%, which represented growth of +38 bps QoQ and +34 bps YoY. This reflected the increase in provisions for loan losses, which incorporated the effect of El Nino and an increase in the perception of risk relative to construction companies. All this was accentuated by a contraction in loans QoQ.

Portfolio quality and Provisions for loan losses	Quarter			% Change
S/ 000	1Q16(4)	4Q16(4)	1Q17	QoQ	YoY
Gross Provisions	(496,121)	(542,988)	(600,810)	10.6%	21.1%
Loan loss recoveries	42,884	83,727	64,316	-23.2%	50.0%
Provision for loan losses, net of recoveries	(453,237)	(459,261)	(536,494)	16.8%	18.4%
Cost of risk (1)	1.98%	1.94%	2.32%	38 bps	34 bps
Provisions for loan losses / Net interest income	23.4%	22.5%	26.4%	392 bps	307 bps
Total loans (Quarter-end balance)	91,501,079	94,780,539	92,414,588	-2.5%	1.0%
Allowance for loan losses	3,944,456	4,207,133	4,205,005	-0.1%	6.6%
Write-offs	356,115	375,865	346,799	-7.7%	-2.6%
Internal overdue loans (IOLs) (2)	2,475,526	2,618,848	2,767,804	5.7%	11.8%
Refinanced loans	753,063	844,054	874,261	3.6%	16.1%
Non-performing loans (NPLs) (3)	3,228,589	3,462,902	3,642,065	5.2%	12.8%
Delinquency ratio over 90 days	1.82%	2.13%	2.24%	11 bps	42 bps
IOL ratio	2.71%	2.76%	2.99%	23 bps	28 bps
NPL ratio	3.53%	3.65%	3.94%	29 bps	41 bps
Coverage ratio of Internal overdue loans	159.3%	160.6%	151.9%	-872 bps	-740 bps
Coverage ratio of NPLs	122.2%	121.5%	115.5%	-600 bps	-670 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(3) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances)

(4) Figures differ from previously reported, please consider the data presented on this report.

3.1	Provisions for loan losses

Provisions for loan losses after recoveries increased +16.8% QoQ and +18.4% YoY. This was due primarily to increases in gross provisions in the Wholesale Banking segment and at Mibanco. It is important to note that specific provisions were set aside, on an exceptional basis, this quarter:

(i)	S/ 31.4 million in Wholesale Banking due to a perception of higher risk related to construction companies.

(ii)	S/ 40 million at BCP Stand-alone due to the El Nino phenomenon based on an initial impact analysis performed after contacting a percentage of clients in the affected areas.

(iii)	S/ 35.5 million at Mibanco due to the El Nino phenomenon based on an initial impact analysis performed after contacting a percentage of clients in the affected areas.

The aforementioned, coupled with the -2.5% decrease in total loans QoQ, led the cost of risk3 to increase +38 bps QoQ and +34 bps YoY to situate at 2.32%. The increase QoQ is explained by:

(i)	The effect of provisions related to construction companies and Mibanco, which led the cost of risk to rise +46 bps;

(ii)	The contraction in the loan book, which represented an increase of +6 bps in cost of risk; and

3 The provisions ratio for annual doubtful collections to total loans.

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(iii)	The slight improvement in the rest of the portfolio, which led the cost of risk to drop -14 bps.

The ratios for coverage of the internal overdue loan and non-performing loan portfolios fell due to a reduction in the allowances for loan losses and to an increase in the internal overdue loan and non-performing portfolios.

3.2	Portfolio Quality

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses / Total loans.

(3) Adjusted cost of risk of Mar 17 calculated eliminating provisions related to the construction sector and the El Nino weather phenomenon and keeping the same amount of loans as in Dec 16.

Prior to analyzing the evolution of the indicators of traditional delinquency (internal overdue loans and non-performing loans), it is important to mention that these ratios continue to be distorted by the presence of real estate guarantees (commercial properties). This means that a significant portion of the loans that are more than 150 days overdue cannot be charged-off, despite the fact that provisions have been set aside for the same. This is due to the fact that a judicial process must be followed to liquidate the guarantee, which can take between four to five years.

It is also important to remember that loans are more dynamic in the second semester (2H), mainly in the SME-Pyme segment and in Mibanco given that the main financing campaigns for Christmas take place in 2H and these short term loans are paid in 1H of the following year.

In line with the aforementioned, the internal overdue ratio posted an increase of +23 bps QoQ, situating at 2.99% in 1Q17. This result was mainly attributable to the 5.7% growth posted in the internal overdue loan portfolio QoQ and, to a lesser extent, to the contraction in quarter-end balances of loans. Growth in the internal overdue portfolio was mainly associated with the SME-Business, SME-Pyme and Mortgage segments.

The non-performing loan portfolio (which includes refinance loans) increased +5.2% QoQ due to growth in the refinanced loan portfolio (+3.6% QoQ), which was mainly associated with the SME-Pyme, SME-Business and Mortgage segments. This, coupled with a drop in total loans, led the non-performing portfolio to increase +29 bps QoQ.

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The following graph shows the evolution of the delinquency ratios by business line and product:

Internal overdue loan (IOL) ratio by segment

3.2.1	Delinquency ratios by business segment

Wholesale Banking – Portfolio quality and Cost of risk

(1) Adjusted cost of risk of Mar 17 calculated eliminating provisions related to the construction sector and keeping the same amount of loans as in Dec 16.

(i)	The cost of risk in Wholesale Banking was situated at 1.28%, which represents an increase of +66 bps QoQ and +110 bps YoY. This growth was attributable to provisions that were set aside due to higher risk perceived for companies in the construction sector and the contraction in quarter-end balances of loans.

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The internal overdue and non-performing loan ratios posted a slight decline, which was due, in part, to the slight contraction in loans in the wholesale segment.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported slight growth in its internal overdue and non-performing loan ratios at the end of 1Q17, posting QoQ increases of +3 bps and +2 bps respectively. The deterioration in the delinquency ratios reflects i) the increase that is usually posted every 1Q due to growth in internal overdue loans; and ii) the slowdown in loan growth in comparison to 4Q16. In the internal overdue loan portfolio, the expansion was associated with growth in overdue loans in the business and mortgage segments. The deterioration in portfolio quality and the subsequent growth in provisions for loan losses, coupled with a drop in loans, had a negative impact on the cost of risk, which grew +20 bps QoQ.

In the YoY analysis the delinquency ratios deteriorated due to growth in internal overdue loans in the mortgage segment, which was associated with the regulatory changes instituted in 2014. Nevertheless, the cost of risk fell -28 bps YoY given that a significant amount of provisions were set aside in 1Q16, mainly in Retail Banking.

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SME-Business – Portfolio quality and Cost of risk

(1) Data before March 2014 is not available.

(iii)	An analysis of the SME-Business segment reveals significant growth of +130 bps QoQ in the internal overdue ratio. This was attributable to +20% growth in the internal overdue loan portfolio, which was exacerbated by the -7% drop in the quarter-end loan balances. The non-performing loan ratio deteriorated to a lesser extent +118 QoQ given that the non-performing loan portfolio expanded +12% QoQ due to a -17% drop in refinanced loans that attenuated the impact of growth in internal overdue loans.

The cost of risk fell -141 bps QoQ, which, as explained in the previous report, was attributable to the fact that 4Q16 posted an unusual high level of provisions for a number of clients who were already registered in the internal overdue loan portfolio and subsequently experienced a downgrade in their risk rating that required higher coverage levels.

In the YoY analysis, the internal overdue loan and non-performing loan portfolios grew at higher rates than the total loan book, posting increases in the internal overdue loan ratio and the non-performing loan ratio of +24 bps and +52 bps, respectively. However, the cost of risk fell -50 bps due to reversals of provisions made in 1Q17 after due to an operational error was detected and collateral was regularized.

SME - Pyme – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

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(iv)	In the SME-Pyme portfolio it is important to analyze the early delinquency indicator, which excludes loans that are less than 60 days overdue (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans for which provisions have been set aside but cannot be written-off due to the existence of real estate collateral - commercial properties- that require between four and five years on average to foreclose and liquidate).

Since the beginning of the second half of 2014, early delinquency has continued on a downward trend YoY, in line with on-going improvements in the SME-Pyme business model as reflected in the better risk quality of vintages originated from 2015 and on. In 1Q17, early delinquency fell -53 bps YoY. It is important to note that in 1Q17, the early delinquency ratio was the second lowest early delinquency level posted since 1Q13 prior to the delinquency problem originated by the economic downturn in Peru.

In line with the aforementioned, the cost of risk fell -60 bps YoY, posting a new record low for the past 3 years.

Mortgage – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	With regard to Mortgage loans, although traditional delinquency ratios show an upward trend, it is important to note that these loans are also affected by the existence of real estate guarantees that take years to execute, which means that they cannot be charged off when more than 150 days overdue. For this reason, it is important to analyze the Early Delinquency indicator, which increased +7 bps QoQ after reaching its minimum level of the year in 4Q16.

The cost of risk fell -58 bps YoY because of a significant reduction in the provisions set aside for Mivivienda loans.

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Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, early delinquency and the delinquency ratios posted increases QoQ and YoY. This was due to on-going deterioration, although it has slowed down, which began the end of 2015, and has been accentuated by low loan growth in this business segment and more importantly, by the loan contraction posted QoQ.

The cost of risk fell -57 bps QoQ and -211 bps YoY mainly due to the new composition of the loan book. At the end of March 2017, 59% of the total loans corresponded to vintages originated in 2016 or later, whose risk profile is better that that of vintages originated in 2015 or earlier (loans that triggered the delinquency problem). The new loan-book composition reflects the new risk appetite, which was incorporated in risk policies for admissions and in the fine-tuning of risk and pricing models. Thus, new vintages entail assuming a lower cost of risk.

Credit Card – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vii)	The Credit Card segment posted a QoQ and YoY increase in its internal overdue loan and non-performing loan ratios. All this was the result of higher levels of IOLs and NPLs, which were accentuated by the contraction in loans. This performance continues to reflect the impact of the delinquency problem that began at the end of 2015 and which continues, albeit to lesser extent, to put upward pressure on these ratios (particularly in a context of loan contractions or mild loan growth, such as the one seen in this Q).

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The early delinquency ratio also posted an increase of +12 bps QoQ. This was due, to a certain extent, to the loan contraction. Nevertheless, early delinquency ratio dropped -18 bps YoY. The evolution of the early delinquency ratio is reflected in the evolution of cost of risk, which increased +91 bps QoQ but dropped -32 bps YoY.

Mibanco – Portfolio quality and Cost of risk4

(1) Adjusted cost of risk of Mar 17 calculated eliminating provisions related to the El Nino weather phenomenon.

(viii)	The cost of risk at Mibanco was situated at 5.04%, which represented an increase of +169 bps QoQ and +186 bps YoY. This growth was attributable to the fact that provisions for S/35.5 million were set aside at the portfolio level to cover the impact of the “El Nino” Phenomenon given that some clients may experience debt repayment difficulties in the near future.

If we eliminate this effect from the analysis, the cost of risk would have been 3.43%, which represents an increase of only +8 bps QoQ and +25 bps YoY.

The internal overdue loan and non-performing loan ratios posted a slight increase, which was attributable to growth in internal overdue loans. The latter was caused by a lower rate of recoveries in past-due loans with 60 to 90 days overdue.

4 Cost of risk of Mibanco is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

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4.	Net Interest Income (NII)

NII contracted -0.8% QoQ and NIM decreased -9bps QoQ in a scenario of a contraction in loans, measured in average daily balances. NIM after provisions decreased -29 bps, which was mainly due to an increase in provisions. The YoY analysis, which excludes the seasonality effect, shows growth rate of +4.7% for NII in a context in which loans measured in average daily balances expanded +2.0%. Therefore, NIM registered a recovery YoY while NIM after provisions remained relatively stable.

Net interest income	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Interest income	2,634,334	2,784,031	2,753,111	-1.1%	4.5%
Interest on loans	2,311,996	2,443,554	2,361,659	-3.4%	2.1%
Interest and dividends on investments	39,808	2,902	30,123	NA	-24.3%
Interest on deposits with banks	12,366	13,022	23,460	80.2%	89.7%
Interest on trading securities	253,052	306,891	313,432	2.1%	23.9%
Other interest income	17,112	17,662	24,437	38.4%	42.8%
Interest expense	695,942	738,442	723,692	-2.0%	4.0%
Interest on deposits	256,690	273,957	267,534	-2.3%	4.2%
Interest on borrowed funds	202,950	207,077	198,506	-4.1%	-2.2%
Interest on bonds and subordinated notes	193,290	208,677	208,159	-0.2%	7.7%
Other interest expense	43,012	48,731	49,493	1.6%	15.1%
Net interest income	1,938,392	2,045,589	2,029,419	-0.8%	4.7%
Net interest income after provisions	1,485,155	1,586,328	1,492,925	-5.9%	0.5%
Average interest earning assets	146,139,956	146,583,248	147,636,361	0.7%	1.0%
Net interest margin (1)	5.31%	5.58%	5.50%	-8bps	19bps
Net interest margin after provisions (1)	4.07%	4.33%	4.04%	-29bps	-3bps
Net provisions for loan losses / Net interest income	23.38%	22.45%	26.44%	399bps	306bps

(1) Annualized

Prior to initiating this discussion, it is important to note that we have decided to eliminate the derivatives net result from the NII line and include it in non-financial income starting on 1Q17. The aim of this change is to manage NIM more accurately while ensuring optimum disclosure. For comparative purposes, these changes have been applied retroactively to 4Q16 and 1Q16.

4.1	Interest Income

Interest income fell -1.1% QoQ due to a decrease in income for interest on loans (-3.4%), which was in line with the contraction in loans measured in average daily balances (-0.5%) in all of BCP Stand-alone’s segments. The drop in income for interest on loans was partially offset by growth in all the other components of interest income, mainly the increase in income for interest and dividends on investments and income for interest on deposits with banks.

In the YoY analysis interest income grew +4.5%, due primarily to (i) higher income from interest on trading securities, which was associated with an increase in income from instruments from Central Banks and securities issued by Governments; and (ii) higher income from interest on loans, in line with loan expansion in average daily balances at Mibanco, BCP Bolivia and in SME-Business, which are the banking business’s highest margin segments.

4.2	Interest Expenses

Interest expenses dropped -2.0% QoQ, which was primarily due to:

i)	Lower expenses for interest on borrowed funds, mainly at BCP Stand-alone. This was attributable to a decrease in the expenses related with repurchase agreements with BCRP, both regular and special, given that a portion of the substitution and expansion repos matured in 1Q17; and

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ii)	a decrease in interest expenses on deposits, mainly at ASB and to a lesser extent at BCP Stand-alone, which was attributable to a decrease in deposits measured in average daily balances at both subsidiaries (-0.8%).

YoY, interest expenses grew +4.2%. This was mainly attributable to an increase in expenses for Interest on bonds and subordinated notes that was associated with BCP Stand-alone issuances in 2016 and 1Q17 and to a lesser extent, to an increase in expenses for Interest on deposits.

Expenses for Interest on deposits grew YoY despite the contraction in deposits at BCP Stand-alone and ASB, measured in average daily balances, due to:

(i)	The currency mix at BCP Stand-alone – the de-dollarization of deposits (measured in average daily balances for the year). Deposits contracted in FC, as we explained in section 2.2.1 Deposit Dollarization, while LC deposits expanded. This put pressure on interest expenses given that less costly deposits (FC) were replaced with higher rate deposits (LC) at BCP Stand-alone.

(ii)	Expansion in time deposits at Mibanco, measured in average daily balances (approximately +14% YoY); these deposits are more expensive given that they pay higher interest rates to clients and they are in LC.

4.3	Net Interest Margin (NIM)

In the QoQ analysis, NIM contracted due to a decrease in NII (-1.1% QoQ) in a scenario in which average IEA posted slight growth. This reflects the change of the IEA mix to favor less profitable assets, as discussed in section 1. Interest-earning assets, given the contraction in loan growth in all segments with the exception of Mibanco and BCP Bolivia.

In the YoY analysis, the increase in NIM was attributable to higher income from interest on trading securities and loans, which partially offset growth in average IEA.

NIM after provisions

NIM after provisions reported a drop of -29 bps QoQ, which was attributable to growth in net provisions for loan losses and to a contraction in NII. It is important to note that the increase in provisions takes into account the effect of (i) higher perceived risk in companies related to the construction sector; and (ii) El Nino Phenomenon. In this context, the Net Provisions over NII ratio rose from 22.5% in 4Q16 to 26.4% in 1Q17.

In the YoY analysis, NIM after provisions remained relatively stable despite higher growth in provisions during 1Q17, which includes the effect of higher perceived risk in companies related to construction sector and El Nino Phenomenon. Therefore, NIM after provisions slightly contracted due to higher growth in provisions than in NII, which is reflected in the increase in the Net Provisions over NII ratio.

As we mentioned at the beginning of this section, starting on 1Q17, the methodology to calculate NII was adjusted to improve both the margin’s management and disclosure. Accordingly, beginning in 1Q17, we have decided to exclude derivatives from the NII result. For comparative purposes, the figure below shows the NIM and NIM after provisions (segmented lines) as calculated with the new methodology.

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Credicorp’s NIM and NIM after provisions5

NIM on loans fell QoQ, which was attributable to a larger decline in NII on loans than in average loans. In the YoY analysis, NIM on loans fell -14 bps. This was associated with higher growth in average loans than in NII on loans.

NIM on loans

It is also important to analyze NIM by subsidiary. The table below shows the net interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
1Q16	4.49%	14.47%	4.31%	2.03%	5.31%
4Q16	4.89%	15.74%	4.83%	2.28%	5.58%
1Q17	4.63%	15.47%	4.58%	2.30%	5.50%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of the global NIM by subsidiary shows a slight contraction in Credicorp’s NIM. BCP Stand-alone accounted for the majority of the contraction in Credicorp’s NIM given that it represented around 65% of Credicorp’s net interest income, followed by Mibanco, which represents 22%. The latter reduction was partially offset by (i) income from interest and dividends on investments at Credicorp Ltd., and (ii) the improvement of NIM of non-banking subsidiaries.

5 NIM on loans is calculated as follows:

NIM on loans=	(interest on loans-total financial expenses X share of total loans within total earning assets X 4)
(Average of total loans (begining and closing balances of the period)

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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The YoY analysis reveals that the increase in Credicorp’s NIM is attributable to growth in NIM in all of the banking subsidiaries, and at Mibanco in particular, which posted a 1 percentage point increase (100 bps) in its YoY NIM. This was due to the increase in income from interest on loans, which was in turn associated with higher loan volumes and returns, mainly in the small and micro-business segments, which offset the increase in the funding cost.

5.	Non-Financial Income[6]

Total non-financial income reported slight growth QoQ due to an improvement in the investment portfolio’s performance. Nevertheless, fee income and net gains on foreign exchange transactions fell QoQ, in line with the seasonal effect of less dynamism in every 1Q. The YoY analysis reflects the significant evolution of net gains on sales of securities and net gains on derivatives.

Non-financial income		Quarter		% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Fee income	670,758	709,589	664,715	-6.3%	-0.9%
Net gain on foreign exchange transactions	164,768	174,530	166,486	-4.6%	1.0%
Net gain on sales of securities	5,453	27,667	57,821	109.0%	N/A
Net gain from associates (1)	3,537	1,581	6,023	280.9%	70.3%
Net gain on derivatives	8,298	46,920	54,341	15.8%	N/A
Result on exchange difference	(36,750)	64	9,070	N/A	124.7%
Other non-financial income	62,486	53,758	68,744	27.9%	10.0%
Total non financial income	878,550	1,014,109	1,027,200	1.3%	16.9%

(1) Includes mainly the agreement between Grupo Pacifico and Banmedica.

The QoQ analysis reveals that:

(i)	Fee income, which is the main source of non-financial income, reported a drop due to the seasonal characteristics that affect every 1Q. The drop is mainly associated with the investment banking business, which reported a usually higher level of restructuring through corporate finance in 4Q. Fee income was, to a lesser extent, attenuated by slower loan growth and high competition in the local market.

(ii)	Net gains on foreign exchange transactions, which represent the second most important source of non-financial income, fell QoQ due to seasonal factors and to a decrease in foreign exchange transactions at BCP Standalone and Credicorp Capital.

(iii)	Higher Gains on sales of securities were due primarily to trading of fixed income and equity instruments at Credicorp Capital. In a lesser extent, the sale of sovereign bonds and gains on mark-to market values for sovereign and central government instruments at BCP Standalone.

(iv)	Net gains on derivatives were primarily attributable to BCP Standalone, which added an addendum to the swap contracts that cover fixed income instruments. The objective of this measure was to improve accounting coverage effectiveness. In this context, we reported higher gains in 1Q17.

(v)	The increase in the Result on exchange difference was attributable to net gains on currency trading of other currencies and to a lesser extent by trading of USD/SOL at BCP Standalone.

6 It is important to note that this chapter includes improvements in the presentation of the accounts. Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past. The new account “Result on exchange difference” includes what was previously reported as: (i) The translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions. Net gains on currency trading were S/ 0.375 million an S/ 0.969 million in 1Q16 and 4Q16 respectively.

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(vi)	The increase in Other non-financial income was due to a seasonal reversal in the provisions account to cover profit sharing as contemplated in the Retention Plan of executive managers. These profit sharing payments occurred in March 2017.

(vii)	Net gains from associates reported better results due to the contribution of 50% of the net earnings generated by EPS, the corporate health and medical services business managed by Banmedica, as is shown in the table below. The better result generated by EPS is mainly due to the lower net claims and the higher net earned premiums.

		Quarter		% Change
Millions (S/)	1Q16	4Q16	1Q17	QoQ	YoY
(+) EPS contribution (50%)	7.50	5.55	11.78	112.2%	57.1%
(-) Private health insurance deduction (50%)	-4.00	-3.97	-5.76	45.0%	44.0%
(=) Net gain from associates excluding
Non-recurring income / expense	3.50	1.58	6.02	280.9%	72.1%
(+) Non-recurring income/expense	-	-	-	-	-
(=) Net gain from associates	3.50	1.58	6.02	280.9%	72.1%

In the YoY analysis, growth in non-financial income was primarily explained by the higher net gain on sales of securities, as a result of to the better performance of the investment portfolio of ASB. It is important to take into account that in 1Q16 the investment portfolio was rebalanced in order to reduce the risk of high-risk instruments by more conservative instruments. In regard to increase YoY of net profit in derivatives, this was mainly explained by the better result in 1Q17.

5.1	Fee Income

5.1.1	By subsidiary

Next, we provide information on the contribution of each of Credicorp’s subsidiaries to growth in fee income at the group:

Evolution of fee income QoQ by subsidiary (S/ Millions)

-6.3% QoQ

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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Evolution of fee income YoY by subsidiary (S/ Millions)

-2.4% YoY

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2	Banking Business

The following chart shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Miscellaneous accounts (1)	165,928	163,429	173,891	6.4%	4.8%
Credit cards (2)	70,750	71,153	71,663	0.7%	1.3%
Drafts and transfers	37,501	43,519	41,105	-5.5%	9.6%
Personal loans (2)	22,950	24,518	24,194	-1.3%	5.4%
SME loans (2)	17,559	16,736	17,978	7.4%	2.4%
Insurance (2)	18,297	18,962	18,515	-2.4%	1.2%
Mortgage loans (2)	6,834	11,475	10,120	-11.8%	48.1%
Off-balance sheet (3)	42,557	43,753	43,074	-1.6%	1.2%
Payments and collections (3)	93,987	98,129	95,547	-2.6%	1.7%
Commercial loans (3)	17,201	19,617	17,750	-9.5%	3.2%
Foreign trade (3)	13,598	10,382	12,196	17.5%	-10.3%
Corporate finance	13,290	12,279	12,753	3.9%	-4.0%
ASB	5,995	5,086	4,155	-18.3%	-30.7%
Others (4)	37,888	58,226	43,667	-25.0%	15.3%
Total fee income	564,336	597,265	586,608	-1.8%	3.9%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

Source: BCP

In the QoQ analysis, fee income in the banking business fell 1.8% QoQ. This was primarily due to the low level of transactions this 1Q and to a lesser extent, to slower loan growth. Regarding the accounts that explains the result of the banking business fee income:

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(i)	A reduction in the Others account, which is mainly due to the low level of transactions at BCP Bolivia and, to a lesser extent, to an usual lower level of use of the network of channels at BCP Standalone in 1Q.

(ii)	A decrease in Collections and payments reflect a major campaign to encourage clients to use of more cost-efficient channels, this campaign was rolled out by Wholesale Banking.

(iii)	The decrease in Commercial loans, was associated with the lower level registered in Wholesale Banking and Business Banking.

The aforementioned was mainly attenuated by an improvement in the performance of Miscellaneous Accounts; this was mainly due to with a major campaign initiate in 2016 to capture deposits from individual and companies.

In the YoY analysis, total fee income in the banking business grew 3.9% due to an increase in miscellaneous accounts associated to the campaign to capture deposits and the higher use of the network of channels, the latter as a result of the natural business growth.

6.	Insurance Underwriting Result

The underwriting result increased 10% QoQ primarily due to life insurance business and to a lesser extent to the Property and Casualty business. This was mainly explained by the decreased in net claims in both businesses, which offset the lower net earned premiums. In the YoY analysis, the decrease in the underwriting result was due to higher net claims, mainly in the months of February and March, after damages from the El Nino Phenomenon were reported in northern of Peru.

Insurance underwriting result	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Net earned premiums	453,237	472,111	465,304	-1.4%	2.7%
Net claims	(263,924)	(297,576)	(280,964)	-5.6%	6.5%
Acquisition cost (1)	(60,175)	(63,332)	(62,061)	-2.0%	3.1%
Total insurance underwriting result	129,139	111,203	122,279	10.0%	-5.3%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

35

6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Total premiums increased 3.4% QoQ. This was primarily attributable to the life insurance business, which posted increases in i) group businesses –SCTR and Obligatory Life- due to annual and semester renewals, ii) Individual Annuities, due to the decision to launch new personal income products and iii) AFP SISCO (Disability & Survivorship Group Policy), due to an increase in the rate contemplated in the SISCO III7 contract (2017-2018). The property and casualty business posted a stable level of premiums QoQ.

Net earned premiums fell 1.4% QoQ, which was mainly attributable to the life insurance business, in particular to i) AFP as a result of ceded premiums and higher inflation levels in 1Q17; and ii) higher reserves associated with higher premiums in Individual annuities line.

6.2	Net claims

Net claims by business

(S/ millions)

Net claims fell 5.6% QoQ due to a decrease in the number of occurrences. In the case of life insurance, this was due primarily to i) the new reinsurance contract for AFP SISCO, which cedes 50% of direct claims and ii) a decrease QoQ in the number of cases reported in Credit Life, Individual Life and Personal Accidents.

The decrease in the property and casualty was associated mainly with the automobile line due to fewer occurrences were reported in 1Q17 and in Private Medical Services due to a seasonal effect, where the first quarter always has the lowest loss ratio of the year. Nevertheless, this positive effect was attenuated by an increase in claims in the Wholesale Lines, particularly in the months of February and March due to the damages generated by the El Nino Phenomenon.

7 It consists in the disability and survival risk administration of AFP’s members by the insurance companies that obtained a section in the public tender process.

36

It is important to note that the net impact associated to this phenomenon were S/.19.5 million, which includes the activation of Catastrophe XL8 reinsurance contract and reinstallation costs of that contract.

6.3	Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Net fees	(44,717)	(53,161)	(53,495)	0.6%	19.6%
Underwriting expenses	(29,928)	(26,369)	(23,840)	-9.6%	-20.3%
Underwriting income	14,469	16,198	15,273	-5.7%	5.6%
Acquisition cost	(60,176)	(63,332)	(62,062)	-2.0%	3.1%

The acquisition cost fell 2.0% QoQ due to a decrease in the underwriting result in property and casualty and life insurance. In the case of property and casualty, this was due to the release of uncollectable from the Wholesale Lines while in the life insurance business, the decrease was associated with a drop in bonuses for advisors in the Individual Life and Personal Accidents lines.

8 Reinsurance contract that is activated when a event of catastrophic magnitude occurs and its effect is massive.

37

7.	Operating Expenses and Efficiency

The efficiency ratio improved 170 bps QoQ and 70 bps YoY. Although operating income contracted -1.6% QoQ, the cost-to-income ratio improved because operating expenses fell to an even larger extent (-5.5% QoQ) due to seasonal factors. YoY, operating income generation improved (+6.0%) and offset the +4.3% increase in operating expenses considered in the efficiency ratio.

Operating expenses	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Salaries and employees benefits	735,970	717,062	753,266	5.0%	2.4%
Administrative, general and tax expenses	453,686	607,628	488,466	-19.6%	7.7%
Depreciation and amortizacion	111,770	114,489	115,887	1.2%	3.7%
Other expenses	47,033	49,766	49,492	-0.6%	5.2%
Total expenses	1,348,459	1,488,945	1,407,111	-5.5%	4.3%
Operating income (1)	3,202,240	3,450,385	3,395,358	-1.6%	6.0%
Operating expenses (2)	1,361,601	1,502,512	1,419,680	-5.5%	4.3%
Reported efficiency ratio (3)	42.5%	43.5%	41.8%	-170 bps	-70 bps
Operating expenses / Total average assets (4)	3.3%	3.7%	3.4%	-30 bps	10 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Result on exchange difference +Net gain on derivatives +Net gain from associates + Net premiums earned.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses fell -5.5% QoQ, which was due mainly to a contraction in administrative, general, and tax expenses, in line with the seasonality that affects these lines every 4Q. At BCP Stand-alone, the main accounts that explain this drop were:

(i)	Marketing, due to lower provision for the Lan Pass program, as a result of the fewer volume of operations during the this quarter after the seasonality of the last quarter.

(ii)	Consultants, mainly associated with the Digital Banking project, since in 4Q16 higher costs were incurred resulting from a strategic study that culminated in that quarter.

(iii)	Systems outsourcing, this corresponds to the seasonal effect of 4Q16, since in that quarter higher expenses related to different projects and maintenance of different IT platforms are regularly incurred.

In the YoY analysis, the total expenses increased by +4.3%. This was primarily due to increases in administrative, general and tax expenses, which were in turn attributable to higher expenses for Consultants working on the Digital Banking project and on other strategic projects.

38

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% Change
S/ 000	1Q16 (1)%		4Q16%		1Q17%		QoQ	YoY
Marketing	50,577	11%	91,088	15%	57,294	12%	-37.1%	13.3%
Taxes and contributions	61,801	14%	56,002	9%	51,394	11%	-8.2%	-16.8%
Insfrastructure	52,910	12%	68,388	11%	61,398	13%	-10.2%	16.0%
Minor expenses	52,127	11%	67,818	11%	60,834	12%	-10.3%	16.7%
Systems outsourcing	54,706	12%	65,330	11%	55,387	11%	-15.2%	1.2%
Programs and systems	47,575	10%	64,721	11%	55,458	11%	-14.3%	16.6%
Communications	23,478	5%	28,267	5%	19,140	4%	-32.3%	-18.5%
Rent	45,167	10%	46,233	8%	43,978	9%	-4.9%	-2.6%
Consulting	17,480	4%	44,533	7%	31,244	6%	-29.8%	78.7%
Channels	36,963	8%	53,106	9%	44,894	9%	-15.5%	21.5%
Others (2)	10,901	2%	22,141	4%	7,447	2%	-66.4%	-31.7%
Total administrative and general expenses	453,686	100%	607,628	100%	488,466	100%	-19.6%	7.7%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The operating expenses/total average assets ratio posted an improvement of -30 bps QoQ. This was mainly due to a decrease in operating expenses and the increase of total average assets. In YoY terms, the operating expenses/total average assets ratio reflected a slight increase of +10 bps that was attributable to an increase in operating expenses.

							Credicorp
	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Capital	Credicorp

1Q16 (2)	39.9%	57.9%	58.2%	24.7%	27.6%	44.9%	121.8%	42.5%
4Q16 (2)	41.6%	52.9%	58.0%	20.1%	28.0%	46.9%	89.0%	43.5%
1Q17	38.3%	55.5%	57.4%	22.2%	27.5%	43.7%	112.6%	41.8%
Var. QoQ	-330 bps	260 bps	-60 bps	210 bps	-50 bps	-320 bps	2360 bps	-170 bps
Var. YoY	-160 bps	-240 bps	-80 bps	-250 bps	-10 bps	-120 bps	-920 bps	-70 bps

(1) (Total operating expenses + Acquisition cost - Other operating expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Result on exchange difference +Net gain on derivatives +Net gain from associates + Net premiums earned.)

(2) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

In the quarterly analysis, the efficiency ratio was situated at 41.8% at the end of 1Q17, which was -170 bps below the 43.5% registered in 4Q16. This evolution was driven by the fact that the reduction in operating expenses was greater than the decrease on operating income in a context of low economic growth.

In the YoY analysis, Credicorp’s efficiency ratio decrease by -70 bps. This was mainly attributable to a scenario in which growth in operating income outpaced growth in operating expenses. The line (within operating income) that experienced the highest growth in volume was Net Interest Income, which offset the reduction in fee income. Finally, it is noteworthy in the YoY analysis, which is not affected by seasonality, that all of Credicorp’s subsidiaries posted an improvement in their efficiency ratios.

39

8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
S/ 000	Mar 16	Dec 16[11]	Mar 17	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(209,050)	(209,322)	(210,563)	0.6%	0.7%
Capital Surplus	282,673	280,875	229,339	-18.3%	-18.9%
Legal and Other capital reserves (1)	13,551,710	13,539,091	15,889,763	17.4%	17.3%
Minority interest (2)	404,926	324,474	349,667	7.8%	-13.6%
Loan loss reserves (3)	1,313,185	1,337,942	1,284,453	-4.0%	-2.2%
Perpetual subordinated debt	831,500	839,000	812,000	-3.2%	-2.3%
Subordinated Debt	4,919,248	5,108,527	4,965,484	-2.8%	0.9%
Investments in equity and subordinated debt of financial and insurance companies	(903,412)	(728,626)	(752,488)	3.3%	-16.7%
Goodwill	(630,420)	(636,245)	(636,479)	0.0%	1.0%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	20,879,352	21,174,710	23,250,169	9.8%	11.4%
Tier I (5)	12,114,604	12,121,151	12,554,858	3.6%	3.6%
Tier II (6) + Tier III (7)	8,764,749	9,053,559	10,695,311	18.1%	22.0%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	15,940,249	16,495,175	16,236,995	-1.6%	1.9%
Insurance Consolidated Group (ICG) Capital Requirements	1,057,403	961,365	1,184,589	23.2%	12.0%
FCG Capital Requirements related to operations with ICG (8)	(131,978)	(197,486)	(219,634)	11.2%	66.4%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	16,865,674	17,259,053	17,201,950	-0.3%	2.0%
Regulatory Capital Ratio (A) / (B)	1.24	1.23	1.35
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 11,071 million) and optional capital reserves (PEN 4,819 million).

(2) Minority interest includes Tier I (PEN 346.9 million) and Tier II (PEN 2.8 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies)

+ perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

(11) These figures differ from those presented previously; refer to the figures in this report.

At the end of December 2016, Credicorp reported a comfortable capitalization level that was 1.35 times higher than the capital required by the Peruvian Regulator. This ratio posted an increase QoQ because the regulatory capital expanded +9.8% QoQ while Credicorp’s regulatory capital requirement decreased -0.3% QoQ.

The QoQ increase in regulatory capital was due primarily to the increase of +17.4% QoQ posted by Legal and Other Capital Reserves. These reserves were the result of the agreement reached in the Board’s session in February.

The QoQ decrease in the regulatory capital requirement was due mainly to the reduction in the capital requirement for the Consolidated Financial Group, which in turn reflected the decrease in loans measured in quarter-end balances.

In the YoY analysis, the regulatory capital ratio increased from 1.24 in 1Q16 to 1.35 in 1Q17 due to higher growth in total regulatory capital (+11.4% YoY) than in total regulatory capital requirements at Credicorp (+2.0 YoY). Regulatory capital increased because of a higher level in Legal and Other Capital Reserves (+17.3% YoY). Regulatory capital requirement grew due to the +1.9% YoY increase in the Consolidated Financial Group Regulatory Capital Requirements.

40

8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
S/ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Capital Stock	7,066,346	7,066,346	7,933,342	12.3%	12.3%
Legal and Other capital reserves	3,582,209	3,582,218	3,885,484	8.5%	8.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,166,266	1,181,200	1,135,286	-3.9%	-2.7%
Perpetual subordinated debt	831,500	839,000	730,800	-12.9%	-12.1%
Subordinated Debt	4,486,420	4,520,406	4,472,169	-1.1%	-0.3%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,637,195)	(1,207,968)	(1,242,640)	2.9%	-24.1%
Investment in subsidiaries and others	(1,852,010)	(1,513,593)	(1,310,797)	-13.4%	-29.2%
Unrealized profit and net income in subsidiaries	214,815	305,624	68,157	-77.7%	-68.3%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	15,373,464	15,859,119	16,792,358	5.9%	9.2%
Off-balance sheet	33,068,225	34,128,386	31,054,769	-9.0%	-6.1%
Tier 1 (2)	10,646,783	10,761,497	11,806,223	9.7%	10.9%
Tier 2 (3) + Tier 3 (4)	4,726,681	5,097,621	4,986,135	-2.2%	5.5%
Total risk-weighted assets	102,488,839	103,350,374	100,356,369	-2.9%	-2.1%
Market risk-weighted assets (5)	1,673,168	745,539	1,205,828	61.7%	-27.9%
Credit risk-weighted assets	93,301,253	94,495,998	90,822,870	-3.9%	-2.7%
Operational risk-weighted assets	7,514,419	8,108,836	8,327,672	2.7%	10.8%
Adjusted Risk-Weighted Assets	102,008,703	102,769,621	99,785,022	-2.9%	-2.2%
Total risk-weighted assets	102,488,839	103,350,374	100,356,369	-2.9%	-2.1%
(-) RWA Intangible assets, excluding goodwill.	480,136	580,752	571,347	-1.6%	19.0%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,405,547	12,681,668	12,458,416	-1.8%	0.4%
Market risk capital requirement (5)	167,317	74,554	120,583	61.7%	-27.9%
Credit risk capital requirement	9,330,125	9,449,600	9,082,287	-3.9%	-2.7%
Operational risk capital requirement	751,442	810,884	832,767	2.7%	10.8%
Additional capital requirements	2,156,663	2,346,631	2,422,779	3.2%	12.3%
Capital ratios
Tier 1 ratio (6)	10.39%	10.41%	11.76%
Common Equity Tier 1 ratio (7)	8.81%	11.08%	10.92%
BIS ratio (8)	15.00%	15.35%	16.73%
Risk-weighted assets / Regulatory capital (9)	6.67	6.52	5.98

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

41

At the end of 1Q17, the BIS ratio was situated at 16.73%, which topped the figure reported at the end of 4Q16 (15.35%). This was due to a drop in risk weighted assets (RWAs, -2.9% QoQ) versus growth in regulatory capital (+5.9% QoQ). Capital stock was increased at the General Shareholders’ Meeting in March 2017 that also approved the legal reserve levels.

The contraction in RWAs was due to a decrease in assets weighted for credit risk (-3.9%), which was associated with a -2.3% QoQ drop in total loans at BCP Standalone (measured in quarter-end balances).

The Tier 1 ratio rose from 10.41% in 4Q16 to 11.76% in 1Q17 due to the evolution of Tier 1 (+9.7% QoQ) versus the reduction in RWAs (-2.9%).

Finally, the Common Equity Tier 1 ratio (CET1), considered the most rigorous ratio with which to measure capitalization, reported a QoQ contraction, going from 11.08% in 4Q16 to 10.92% in 1Q17. This was attributable to a drop in accumulated results that is characteristic of every 1Q, which in turn was due to the distribution of net income generated in 2016.

Common Equity Tier 1 Ratio – BCP Stand-alone

December 2016	March 2017

(1) Includes minor investments.

42

9.	Banking business’s Distribution channels

	As of			% Change (units)
	Mar 16	Dec 16	Mar 17	QoQ	YoY
Branches	463	453	452	-1	-11
ATMs	2,307	2,345	2,332	-13	25
Agentes BCP	5,691	6,098	5,986	-112	295
Total BCP's Network	8,461	8,896	8,770	-126	309
Total Mibanco's Network (1)	324	316	318	2	-6
Total Peru's Network	8,785	9,212	9,088	-124	303
Branches	47	51	51	-	4
ATMs	257	264	261	-3	4
Agentes BCP Bolivia	100	149	159	10	59
Total Bolivia's Network	404	464	471	7	67
Total Banking Business Network (2)	9,189	9,676	9,559	-117	370

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 1Q16, 4Q16 and 1Q17 were 38, 39, 40 respectively.

(2) ASB not included.

The distribution channels at BCP, Mibanco and BCP Bolivia reached a total of 9,559 points of contact at the end of 1Q17. This level represented an increase of 117 points QoQ.

BCP had a total of 8,770 points of contact at the end of 1Q17, which represented a decline of 126 points QoQ. The aforementioned was due primarily to a decrease in the number of Agentes BCP (-112 QoQ), which was attributable to the fact that in the first quarter of every year, Agentes that have registered a drop in annual productivity or profitability are closed.

Mibanco increased its number of branches by 2 points QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion to use the latter’s installations throughout the country to reduce operating costs. At the end of 1Q17, these offices represented 12.6% of the total (40 branches).

BCP Bolivia increased its points of contact by 7 at the end of 1Q17. This was mainly attributable to growth in the number of Agentes BCP, which was in line with the company’s goal to reach 200 Agentes BCP at the end of 2017.

In the YoY analysis, BCP’s total number of contact rose by 309 units, which was the result of an increase in Agentes (+295). This reflects BCP’s banking penetration strategy and a push to encourage clients to opt for more cost-efficient channels. BCP Bolivia increased its points of contact (+67 YoY), primarily due to growth in the number of agentes. Mibanco posted a decrease in the number of branches (-6 YoY), which were closed given that a number of offices, following the merger between Mibanco and Edyficar, were serving the same clients.

Points of Contact by Locality – BCP Stand-alone

	As of			% Change (units)
	Mar 16	Dec 16	Mar 17	QoQ	YoY
Lima	275	282	283	1	8
Provinces	188	171	169	-2	-19
Total Branches	463	453	452	-1	-11
Lima	1,430	1,504	1,507	3	77
Provinces	877	841	825	-16	-52
Total ATM's	2,307	2,345	2,332	-13	25
Lima	2,874	3,188	3,131	-57	257
Provinces	2,817	2,910	2,855	-55	38
Total Agentes BCP	5,691	6,098	5,986	-112	295

43

This quarter, the points of contact at BCP Stand-alone decreased both in Lima and in the provinces. In Lima, the number of points of contact fell 53 QoQ and in provinces 73 QoQ.

The YoY analysis reveals significant growth in Agentes BCP, mainly in Lima (+257). This was due mainly to growth in June-December 2016. In the provinces, the number of ATMs fell YoY (-52) as did the number of branches (-19).

Transactions per channel – BCP Stand-alone

	Monthly average in each quarter						% Change
N° of Transactions per channel (1)	1Q16%		4Q16%		1Q17%		QoQ	YoY
Teller	8,622,883	9.3%	8,568,809	7.6%	8,209,262	7.6%	-4.2%	-4.8%
ATMs	18,797,333	20.2%	21,178,095	18.7%	19,689,451	18.2%	-7.0%	4.7%
Balance inquiries (2)	2,235,819	2.4%	2,464,238	2.2%	2,249,041	2.1%	-8.7%	0.6%
Telephone banking	2,366,180	2.5%	4,056,856	3.6%	3,617,008	3.3%	-10.8%	52.9%
Internet banking Via BCP	19,695,825	21.2%	20,196,421	17.8%	18,665,888	17.2%	-7.6%	-5.2%
Agentes BCP	14,088,496	589.6%	16,725,157	14.8%	15,883,836	14.7%	-5.0%	12.7%
Telecrédito	8,278,380	8.9%	9,985,233	8.8%	9,348,825	8.6%	-6.4%	12.9%
Mobile banking	8,776,892	9.4%	18,002,256	15.9%	19,161,532	17.7%	6.4%	118.3%
Direct debit	690,740	0.7%	682,401	0.6%	678,060	0.6%	-0.6%	-1.8%
Points of sale P.O.S.	9,224,731	9.9%	11,070,340	9.8%	10,609,166	9.8%	-4.2%	15.0%
Other ATMs network	219,849	0.2%	217,259	0.2%	216,113	0.2%	-0.5%	-1.7%
Total transactions	92,997,130	100.0%	113,147,065	100.0%	108,328,181	100.0%	-4.3%	16.5%

(1)	Figures include monetary and non-monetary transactions.
(2)	Figures for February 2017 and March 2017 estimated.

The monthly average of transactions fell QoQ. This was primarily attributable to a drop in the volume of transactions at ATMs, Internet Banking Via BCP, Agentes BCP and Telecrédito. It is important to note that in 1Q17 there was a decrease in points of contact (-126 QoQ), which was mainly due to a decrease in the number of Agentes BCP (-112 QoQ). In the majority of channels, the drop in volume was attributable to a seasonal effect. Accordingly, real growth is better reflected in the YoY analysis. It is important to note, however, that Mobile Banking continues to grow its transaction level, going from accounting for 9.4% of total transactions at the end of 1Q16 to representing 17.7% at the close of 1Q17.

The YoY analysis, which excludes the seasonal effect, posted an increase in average monthly transactions (+16.5%). The aforementioned was due primarily to growth in the transaction volume reported through cost-efficient channels such as

(i)	Mobile banking (+118.3% YoY), which continues to increase its share of total transactions through its mobile apps “Banca Celular BCP” and “Tus Beneficios BCP” and the campaign “Juntos por el Peru,” which allowed clients to make donations without the use of a token.

(ii)	Agentes BCP (12.7% YoY), the large increase in the volume of transactions (1,795,339) was mainly due a growth in Agentes BCP through 2016.

(iii)	Points of Sale P.O.S (+15.0% YoY) continue to register an increase in its transactional activity, and represented 9.9% of total transactions at the end of 1Q16 and 9.8% at the close of 1Q17.

(iv)	Telephone banking (+52.9% YoY) posted growth due to an increase in balance inquiries; automatic cards validations; and other types of non-monetary transactions.

Some of the channels that posted a decline in their transaction levels YoY were: Internet banking Via BCP (-5.2% YoY) and Tellers (-4.8% YoY), which reflected migration to more cost-efficient channels.

It is important to note that future growth in the banking business in the region will be channeled primarily through digital venues. As such, Credicorp’s companies will continue to push its strategy to ensure that its companies are strategically positioned in these cost-efficient channels.

44

10.	Economic outlook

Peru: Economic Outlook

Peru	2014	2015	2016	2017	2018

GDP (US$ Millions)	203,058	192,386	195,415	214,509	226,608
Real GDP (% change)	2.4	3.3	3.9	2.3	4.0
GDP per capita (US$)	6,501	6,168	6,205	6,734	7,040
Domestic demand (% change)	2.2	3.1	0.9	1.5	4.2
Total consumption (% change)	4.2	4.4	2.8	2.7	3.5
Private Consumption (% change)	3.9	3.4	3.4	2.3	3.2
Gross fixed investment (as % GDP)	27.0	24.9	22.8	22.1	22.7
Public Investment (% change)	-3.4	-7.3	-0.5	7.5	14.0
Public Debt (as % GDP)	20.1	23.3	23.8	25.1	27.5
System loan growth (% change) (1)	13.9	17.3	3.9	N/A	N/A
Inflation (2)	3.2	4.4	3.2	3.3	2.5
Reference Rate	3.50	3.75	4.25	3.75	3.75
Exchange rate, end of period	2.98	3.41	3.36	3.27-3.32	3.31-3.36
Exchange rate, (% change)	6.4%	14.6%	-1.7%	-2.7%	1.2%
Fiscal balance (% GDP)	-0.3	-2.1	-2.6	-3.0	-3.5
Trade balance (US$ Millions)	-1,509	-2,971	1,888	4,346	3,580
(As % GDP)	-0.7%	-1.5%	1.0%	2.0%	1.6%
Exports	39,533	34,414	37,019	42,000	43,468
Imports	41,042	37,385	35,132	37,654	39,888
Current account balance (US$ Millions)	-8,761	-9,224	-5,304	-4,290	-4,985
(As % GDP)	-4.3%	-4.8%	-2.7%	-2.0%	-2.2%
Net international reserves (US$ Millions)	62,308	61,485	61,686	63,584	63,791
(As % GDP)	30.7%	32.0%	31.6%	29.6%	28.2%
(As months of imports)	18	20	21	20	19

Source: Estimates by BCP Economic Research as of April, 2017; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate

(2) Inflation target: 2%, +/- 1%.

-	Economic Activity: as a result of the significant delays in the major infrastructure projects due to the Lava Jato scandal and an unexpected El Nino weather phenomenon, GDP will grow around 2.3% this year, below the figure registered in 2016 (3.9%). Domestic demand’s expansion will remain, once again, below GDP while private spending will register a mild advance of around 1% (2016: 0.7%). However, if commodity prices remain around current levels, we expect a more dynamic economy towards the end of year and predict that GDP will grow around 4% in 2018, boosted by public investment due to the reconstruction of damaged infrastructure following El Nino.

-	Inflation: inflation will remain above the target range throughout the rest of the year, standing around 3.3% by the end of 2017. Hence, this will be the fourth consecutive year in which inflation prints above 3%. In contrast, with no PEN depreciation pressures and a weak advance of private spending, core inflation will remain within the target range.

-	Monetary policy rate: we believe that the Central Bank will lower its policy rate 25bps in May 2017. However, an additional rate cut cannot be discarded if inflation expectations remain anchored to the target range (currently at the upper bound). While annual inflation will remain above the target range, monthly inflation has fallen (March 2017: 1.3%, April 2017: -0.1%). Inflation excluding food and energy remains within the target range during the past 8 months.

45

-	Exchange Rate: we expect PEN to appreciate in 2017 but to depreciate slightly compared to current levels (US$PEN 3.24-3.25). The average price of copper between January and April 2017 was almost 25% higher than the levels recorded between January and April 2016. We foresee a Trade Surplus that will be twice that the one registered in 2016. The Fed is expected to hike its rate (while the Central Bank will lower the same). The uncertain international environment continues to point toward depreciation in the PEN (with regard to current levels). All in all, the PEN depreciation bias is weaker compared to that seen some months ago due to stronger external accounts.

Main macroeconomic variables

Economic Activity – GDP

(real annual percentage variations)

Source: INEI

-	After GDP expanded 3.0% YoY in 4Q16 and domestic demand slumped (0.1% YoY). In 1Q17, the country was affect by delays on major infrastructure projects due to the Lava Jato scandal and to an unexpected El Nino, whose impact was felt mostly in the north of the country (which represents around 15% of national GDP).

-	In 1Q17, GDP more than likely expanded around 1.5% YoY, the worst print in 8 quarters. This result was due to (i) a weaker contribution of the primary sectors (1Q17: +5.0% YoY, 4Q16: 10.7% YoY), (ii) private investment that remained in negative terrain for the thirteenth consecutive quarter, and (iii) a 12.2% YoY decline in public investment by the general government after a 14.9% YoY contraction during 4Q16. In parallel, private consumption continued to slow down.

Inflation and the reference rate (%)

Source: INEI, BCRP

-	Annual inflation closed the 1Q17 at 4.0% YoY, above the closing print of 2016 (3.2%) and above the target range of the BCRP (2.0% +/- 1pp.). This acceleration is explained by increases in food prices due to El Nino’s impact. March 2017 monthly inflation printed 1.3% MoM, the highest monthly register since 1998; food inflation explained 70% of the advance. In contrast, inflation excluding food and energy closed 1Q17 at 2.7% YoY, within the target range.

46

-	The Central Bank holds its policy rate at 4.25% since February 2016, and, according to its latest official statement, is evaluating new information to ease its monetary policy rate in the short run.

Fiscal result and Current Account Balance Account (% of GDP, Quarter)

*BCP estimates

Source: Central Bank

-	The fiscal deficit closed 1Q17 at 2.7% of GDP, slightly above the 2016 closing print (2.6%). Tax revenues declined 7.8% YoY due to a less income from Corporate Income Tax. Meanwhile, goods and services expenditures contracted 13.1% YoY and public investment of the general government fell 12.2% YoY.

-	Between January and February of 2017, the Trade Balance registered a surplus of US$ 1,029 million compared to the deficit of US$ 636 between January and February of 2016. This is explained by (i) an increase of almost 10% YoY in Terms of Trade during 1Q17, and (ii) an increase in copper exports (exported volumes increased 27% YoY during January and February of 2017 due to operations of the new copper units). Hence, in 1Q17, the current account deficit continued to narrow (4Q16: 2.7% of GDP) due to the increasing trade surplus.

Exchange rate (S/ per USD)

Exchange Rate (USD PEN)

-	The Exchange Rate closed 1Q17 at US$PEN 3.251 and hence appreciated 3.1% compared to the closing print for 2016 (3.356). The appreciation during 1Q17 was in line with that of our regional peers (MXN: +9.7%, COP: +4.3%, BRL: +4.1%, ARS: +3.1%, CLP: +1.5%). During the first quarter, the Central Bank bought US$ 1,037 million in the Fx market, above the net purchases during all of 2016 (US$ 786 million).

47

10.3	El Nino strikes the local economy

-	El Nino has struck Peru since Pre-Columbian times and hit severe magnitudes two times in the last 50 years (1982-83 and 1997-98). During these periods, GDP registered contractions of 10.4% and 0.4% respectively, with important losses in infrastructure for 2.5% and 2.2% of GDP. This year’s event, however, is much more similar to 1925’s occurrence given that it was characterized by an increase in the sea temperature only along the Peruvian coastline.

-	Available information shows that the infrastructure losses for this El Nino are higher compared to 1998, but have had a more moderate impact in terms of GDP growth. Furthermore, El Nino 1982-83 and 1997-98 coincided with the international financial crisis (Latin-American debt crisis and Russian and Asian crisis, respectively), while in 1Q17 the terms of trade increased nearly 10% YoY.

-	The negative impacts of El Nino were concentrated mainly in northern Peru, which represents around 15% of national GDP. Despite the EL NINO, the fishing sector will post favorable results in 2Q17 given that the quota for the first anchovy catch season is set at 2.8 million metric tons (considerably higher compared to the catch of only 230 thousand metric tons for 2Q16). Moreover, agro-business exports have not been significantly affected EL NINO. Uncertainty remains regarding the impact of El Nino on the second anchovy catch season and on the productivity of agriculture crops during 2H17.

-	The government has announced that it will lead reconstruction activities around the country, especially along the northern coast, by creating the Authority of Reconstruction with Changes (RCC, by its Spanish initials). After a debate in Congress, on April 26th the bill that created the RCC was approved. Some of the characteristics of this organization are:

-	Organization: executive unit aligned with the Presidency of the Ministries Council. It will be led by an Execute Director (rank of Minister) and will be part of the Council of Ministries (where it will inform the government of its actions and proposals).

-	Lifespan: it will exist for a period of 3 years with the possibility of a one-year extension (with congressional approval)

-	Functions: elaborate a plan for approval by the Council of Ministries (including proposals from Regional and Local Governments); assign projects to be executed by third parties; implementation of monitoring and transparency mechanisms, etc.

-	The efforts of this Authority will focus on the Reconstruction Plan. It is important to note that after three consecutive years of contraction, and a contraction during 1H17, public investment is expected to grow around 15% in 2H17 and 2018.

-	According to the Ministry of Finance (MoF), the government has resources equivalent to 8.6% of GDP (savings and credit lines with World Bank, IADB, CAF) to finance these expenditures, and does not intend to significantly increase public debt (2016: 23.8% of GDP). It is important to note that in March 2017, a new fiscal stimulus for PEN 5,500 million (0.9% of GDP) was announced that contemplates spending up to PEN 1,300 million to cover the impact of natural disasters.

-	In this context, and amid lower fiscal revenues due to a less dynamic economy, we foresee a new change in the fiscal rule and project a legal limit for the fiscal deficit of 2.5% of GDP this year and 2.3% of GDP in 2018. The Executive will send a bill to Congress to modify the current limits of the fiscal deficit (it could range between 3.0-3.5% of GDP).

-	The new fiscal plan of the MoF will have to account for a credible way to lower the fiscal deficit after the reconstruction period in order to safeguard the credit rating of the country (Moodys: A3, S&P and Fitch: BBB+) and its stable outlook.

48

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

49

11.	Appendix

11.1 Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% Change
	Mar 16	Dec 16	Mar 17	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,850,170	4,064,118	3,982,709	-2.0%	3.4%
Interest bearing	28,342,439	23,432,508	25,099,672	7.1%	-11.4%
Total cash and due from banks	32,192,609	27,496,626	29,082,381	5.8%	-9.7%

Trading securities, net	3,491,092	4,474,118	5,248,004	17.3%	50.3%

Loans	91,501,079	94,780,539	92,414,588	-2.5%	1.0%
Current	89,025,553	92,161,691	89,646,784	-2.7%	0.7%
Internal overdue loans	2,475,526	2,618,848	2,767,804	5.7%	11.8%
Less - allowance for loan losses	(3,944,456)	(4,207,133)	(4,205,005)	-0.1%	6.6%
Loans, net	87,556,623	90,573,406	88,209,583	-2.6%	0.7%

Investments securities available for sale	20,837,924	18,637,050	21,031,475	12.8%	0.9%
Investments held to maturity	4,003,646	5,118,419	5,036,349	-1.6%	25.8%
Reinsurance assets	412,175	454,187	548,500	20.8%	33.1%
Premiums and other policyholder receivables	600,355	643,224	629,440	-2.1%	4.8%
Property, furniture and equipment, net	1,797,179	1,712,189	1,665,222	-2.7%	-7.3%
Due from customers acceptances	321,829	491,139	495,936	1.0%	54.1%
Investments in associates (1)	610,525	700,390	679,744	-2.9%	11.3%
Other assets (2)	7,985,842	5,938,776	7,088,300	19.4%	-11.2%

Total assets	159,809,799	156,239,524	159,714,934	2.2%	-0.1%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	24,712,319	23,341,517	22,836,306	-2.2%	-7.6%
Interest bearing (3)	66,039,913	62,778,338	67,044,576	6.8%	1.5%
Total deposits and obligations	90,752,232	86,119,855	89,880,882	4.4%	-1.0%

BCRP instruments	11,181,320	11,265,406	9,979,835	-11.4%	-10.7%
Due to banks and correspondents	8,688,933	7,562,947	7,639,760	1.0%	-12.1%
Bonds and subordinated debt (4)	15,295,655	15,962,810	15,410,094	-3.5%	0.7%
Acceptances outstanding	321,829	491,139	495,936	1.0%	54.1%
Reserves for property and casualty claims	884,601	937,996	1,021,623	8.9%	15.5%
Reserve for unearned premiums	5,541,371	5,851,207	5,900,319	0.8%	6.5%
Reinsurance payable	381,228	408,588	383,457	-6.2%	0.6%
Other liabilities (5)(6)	9,549,540	7,523,067	8,874,547	18.0%	-7.1%
Total liabilities	142,596,709	136,123,015	139,586,453	2.5%	-2.1%

Net equity	16,613,237	19,656,133	19,699,940	0.2%	18.6%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,050)	(209,322)	(210,563)	0.6%	0.7%
Capital surplus	282,673	280,875	229,339	-18.3%	-18.9%
Reserves	13,551,710	13,539,091	15,889,763	17.4%	17.3%
Unrealized gains or losses	756,608	1,209,730	1,400,609	15.8%	85.1%
Retained earnings	912,303	3,516,766	1,071,799	-69.5%	17.5%

Non-controlling interest	599,853	460,376	428,541	-6.9%	-28.6%

Total equity	17,213,090	20,116,509	20,128,481	0.1%	16.9%

Total liabilities and total equity	159,809,799	156,239,524	159,714,934	2.2%	-0.1%

Off-balance sheet	68,121,131	64,371,110	61,554,544	-4.4%	-9.6%
Total performance bonds, stand-by and L/Cs.	18,004,737	19,831,985	17,569,654	-11.4%	-2.4%
Total unutilized credit lines	23,712,933	25,812,963	24,573,607	-4.8%	3.6%
Total derivatives (notional) and others	26,403,461	18,726,162	19,411,283	3.7%	-26.5%

(1) Mainly includes the agreement between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Figure as of Mar 16 differs from previously reported, consider the figure of this report.

(4) Figure as of Dec 16 differs from previously reported, consider the figure of this report.

(5) Mainly includes other payable accounts.

(6) Figures as of Mar 16 and Dec 16 differs from previously reported, consider the figures of this report.

50

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY

Interest income and expense
Interest and dividend income	2,634,334	2,784,031	2,753,111	-1.1%	4.5%
Interest expense	(695,942)	(738,442)	(723,692)	-2.0%	4.0%
Net interest income	1,938,392	2,045,589	2,029,419	-0.8%	4.7%

Net provisions for loan losses	(453,237)	(459,261)	(536,494)	16.8%	18.4%

Non-financial income
Fee income	670,758	709,589	664,715	-6.3%	-0.9%
Net gain on foreign exchange transactions (1)	164,768	174,530	166,486	-4.6%	1.0%
Net gain on sales of securities	5,453	27,667	57,821	109.0%	N/A
Net gain from associates (2)	3,537	1,581	6,023	280.9%	70.3%
Net gain on derivatives (3)	8,298	46,920	54,341	15.8%	N/A
Result on exchange difference (1)	(36,750)	64	9,070	N/A	-124.7%
Other non-financial income	62,486	53,758	68,744	27.9%	10.0%
Total non financial income, net	878,550	1,014,109	1,027,200	1.3%	16.9%

Insurance underwriting result
Net earned premiums	453,237	472,111	465,304	-1.4%	2.7%
Net claims	(263,923)	(297,576)	(280,964)	-5.6%	6.5%
Acquisition cost	(60,175)	(63,333)	(62,061)	-2.0%	3.1%
Total insurance underwriting result	129,139	111,202	122,279	10.0%	-5.3%

Operating expenses
Salaries and employees benefits	(735,970)	(717,062)	(753,266)	5.0%	2.4%
Administrative, general and tax expenses	(453,686)	(607,628)	(488,466)	-19.6%	7.7%
Depreciation and amortization	(111,770)	(114,489)	(115,887)	1.2%	3.7%
Other expenses	(47,033)	(49,766)	(49,492)	-0.6%	5.2%
Total expenses	(1,348,459)	(1,488,945)	(1,407,111)	-5.5%	4.3%

Operating income	1,144,385	1,222,694	1,235,293	1.0%	7.9%

Income taxes	(324,804)	(304,980)	(325,668)	6.8%	0.3%

Net income	819,581	917,714	909,625	-0.9%	11.0%
Non-controlling interest	23,950	22,747	20,051	-11.9%	-16.3%
Net income attributed to Credicorp	795,631	894,967	889,574	-0.6%	11.8%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions. Net gains on currency trading were S/ 0.375 million an S/ 0.969 million in 1Q16 and 4Q16 respectively.

(2) Includes the agreement between Grupo Pacifico and Banmedica.

(3) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

51

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% Change
	Mar 16	Dec 16	Mar 17	QoQ	YoY

ASSETS
Cash and due from banks	29,654,051	25,373,294	27,480,029	8.3%	-7.3%
Cash and BCRP	27,257,232	22,406,846	24,236,044	8.2%	-11.1%
Deposits in other banks	2,395,626	2,858,381	3,030,994	6.0%	26.5%
Interbanks	-	106,000	210,000	98.1%	-
Accrued interest on cash and due from banks	1,193	2,067	2,991	44.7%	150.7%

Trading securities, net	1,210,986	2,423,697	3,326,738	37.3%	174.7%

Loans	85,066,355	86,721,199	84,745,416	-2.3%	-0.4%
Current	82,680,218	84,205,084	82,084,000	-2.5%	-0.7%
Past due	2,386,137	2,516,115	2,661,416	5.8%	11.5%
Less - net provisions for possible loan losses	(3,755,337)	(4,003,673)	(3,999,842)	-0.1%	6.5%
Loans, net	81,311,018	82,717,526	80,745,574	-2.4%	-0.7%

Investment securities available for sale	9,523,060	7,023,769	9,170,661	30.6%	-3.7%
Investments held to maturiy	3,688,925	4,798,008	4,730,549	-1.4%	28.2%
Property, plant and equipment, net	1,628,041	1,541,596	1,501,404	-2.6%	-7.8%
Due from customers acceptances	321,829	491,139	495,936	1.0%	54.1%
Other assets(1)	11,557,906	3,118,227	3,350,523	7.4%	-71.0%

Total assets	138,895,816	127,487,256	130,801,414	2.6%	-5.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	81,846,712	74,325,160	78,341,176	5.4%	-4.3%
Demand deposits	29,176,005	24,592,746	23,923,436	-2.7%	-18.0%
Saving deposits	23,627,802	24,791,329	24,929,341	0.6%	5.5%
Time deposits	22,318,699	17,690,323	22,800,621	28.9%	2.2%
Severance indemnity deposits (CTS)	6,563,463	7,117,685	6,537,982	-8.1%	-0.4%
Interest payable	160,743	133,077	149,796	12.6%	-6.8%

BCRP instruments	11,181,320	11,265,406	9,979,835	-11.2%	-10.5%
Due to banks and correspondents	9,533,338	8,296,814	8,111,636	-2.2%	-14.9%
Bonds and subordinated debt	13,523,675	14,551,570	14,195,725	-2.4%	5.0%
Acceptances outstanding	321,829	491,139	495,936	1.0%	54.1%
Other liabilities (2)	10,698,558	4,612,233	6,451,236	39.3%	-39.9%

Total liabilities	127,105,432	113,542,322	117,575,544	3.6%	-7.5%

Net shareholders' equity	11,630,731	13,795,609	13,090,791	-5.1%	12.6%
Capital stock	6,772,966	6,772,966	7,639,962	12.8%	12.8%
Reserves	3,363,347	3,363,356	3,666,622	9.0%	9.0%
Unrealized gains and losses	87,938	19,205	63,094	228.5%	-28.3%
Retained earnings	704,547	703,655	1,007,086	43.1%	42.9%
Income for the year	701,933	2,936,427	714,027	-75.7%	1.7%

Minority interest	159,653	149,325	135,079	-9.5%	-15.4%

Total equity	11,790,384	13,944,934	13,225,870	-5.2%	12.2%

Total liabilities and net shareholders' equity	138,895,816	127,487,256	130,801,414	2.6%	-5.8%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts..

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BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY

Interest income and expense
Interest and dividend income	2,318,957	2,481,920	2,417,399	-2.6%	4.2%
Interest expense	(628,784)	(666,278)	(656,438)	-1.5%	4.4%
Net interest income	1,690,173	1,815,642	1,760,961	-3.0%	4.2%

Net provision for loan losses	(437,335)	(447,452)	(521,728)	16.6%	19.3%

Non financial income
Fee income	538,302	563,857	564,311	0.1%	4.8%
Net gain on foreign exchange transactions(1)	158,309	161,495	154,886	-4.1%	-2.2%
Net gain on sales of securities	3,261	2,460	11,645	373.4%	257.1%
Derivate Result(2)	18,921	43,038	55,724	29.5%	194.5%
Result from exposure to the exchange rate(1)	(30,070)	(307)	7,908	-2675.9%	-126.3%
Other	28,812	17,661	35,477	100.9%	23.1%
Total non financial income,net	717,535	788,204	829,951	5.3%	15.7%

Operating expenses
Salaries and employees benefits	(569,773)	(545,065)	(575,903)	5.7%	1.1%
Administrative expenses	(358,103)	(494,360)	(389,731)	-21.2%	8.8%
Depreciation and amortization	(85,395)	(86,158)	(86,978)	1.0%	1.9%
Other	(20,944)	(36,043)	(33,641)	-6.7%	60.6%
Total operating expenses	(1,034,215)	(1,161,626)	(1,086,253)	-6.5%	5.0%

Operating income	936,158	994,768	982,931	-1.2%	5.0%
Income taxes	(250,164)	(226,085)	(265,272)	17.3%	6.0%
Minority interest	(4,893)	(5,887)	(3,632)	-38.3%	-25.8%
Net income continuing operations	681,101	762,796	714,027	-6.4%	4.8%
Net income discontinuing operations	20,830	-	-	0.0%	-100.0%
Net income	701,931	762,796	714,027	-6.4%	1.7%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(2) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q16	4Q16	1Q17
Profitability
EPS (1)	0.09	0.10	0.09
Net interest margin (2)	5.30%	5.92%	5.67%
ROAA (2)(3)	2.0%	2.4%	2.2%
ROAE (2)(3)	23.7%	22.7%	21.3%
No. of outstanding shares (Million)	7,933.34	7,933.34	7,933.34

Quality of loan portfolio
IOL ratio	2.81%	2.90%	3.14%
NPL ratio	3.67%	3.84%	4.14%
Coverage of IOLs	157.4%	159.1%	150.3%
Coverage of NPLs	120.3%	120.1%	114.0%
Reserves for loan losses as a percentage of total loans	4.4%	4.6%	4.7%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	42.5%	44.3%	42.4%
Oper. expenses as a percent. of total income - including all other items	42.4%	44.6%	42.1%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.0%	3.5%	3.3%

Capital adequacy
Total regulatory capital (S/ Million)	15,373	15,859	16,792
Tier 1 capital (S/ Million)	10,647	10,761	11,806
Common equity tier 1 ratio	8.8%	11.1%	10.9%
BIS ratio	15.0%	15.3%	16.7%

(1) Shares outstanding of 7,933 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

54

11.3	Mibanco

MIBANCO*

(In S/ thousands, IFRS)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY
ASSETS
Cash and due from banks	1,068,395	919,379	1,085,615	18.1%	1.6%
Investments available for sale and trading securities	1,617,629	1,684,657	1,916,823	13.8%	18.5%
Total loans	8,060,545	8,712,491	8,820,974	1.2%	9.4%
Current	7,598,087	8,227,774	8,313,391	1.0%	9.4%
Past-due	377,159	382,806	404,684	5.7%	7.3%
Refinanced	85,298	101,911	102,899	1.0%	20.6%
Allowance for loan losses	(722,368)	(744,117)	(790,911)	6.3%	9.5%
Net loans	7,338,177	7,968,374	8,030,063	0.8%	9.4%
Property, plant and equipment, net	234,244	221,313	215,247	-2.7%	-8.1%
Other assets	579,223	441,171	457,412	3.7%	-21.0%
Total assets	10,837,666	11,234,895	11,705,161	4.2%	8.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,863,753	6,451,996	6,829,817	5.9%	16.5%
Due to banks and correspondents	2,568,640	1,777,790	1,859,034	4.6%	-27.6%
Bonds ans subordinated debt	650,348	761,279	669,858	-12.0%	3.0%
Other liabilities	447,347	667,200	980,548	47.0%	119.2%
Total liabilities	9,530,087	9,658,266	10,339,257	7.1%	8.5%

Net shareholders' equity	1,307,579	1,576,629	1,365,904	-13.4%	4.5%

Total liabilities and net shareholders' equity	10,837,666	11,234,895	11,705,161	4.2%	8.0%
Net financial income	385,602	436,082	440,138	0.9%	14.1%
Provision for loan losses, net of recoveries	(64,165)	(73,064)	(111,204)	52.2%	73.3%
Non financial income	8,078	13,900	20,055	44.3%	148.2%
Operating expenses	(231,877)	(244,154)	(255,463)	4.6%	10.2%
Operating Income	97,638	132,764	93,526	-29.6%	-4.2%
Income taxes	(22,731)	(28,728)	(25,111)	-12.6%	10.5%
Net income	74,908	104,035	68,415	-34.2%	-8.7%
L/D ratio	137.5%	135.0%	129.2%	-580 bps	-830 bps
Internal overdue ratio	4.7%	4.4%	4.6%	20 bps	-10 bps
NPL ratio	5.7%	5.6%	5.8%	20 bps	10 bps
Coverage of Internal overdue loans	191.5%	194.4%	195.4%	100 bps	390 bps
Coverage of NPLs	156.2%	153.5%	155.8%	230 bps	-40 bps
ROAE	22.6%	27.3%	18.6%	-870 bps	-400 bps
ROAE incl. goodwill	20.3%	24.9%	16.9%	-800 bps	-340 bps
Efficiency ratio	57.9%	52.9%	55.5%	260 bps	-240 bps
Branches (1)	324	316	318	0.6%	-100.0%
Employees	10,464	10,202	10,386	1.8%	-100.0%

* Figures differ from previously reported since starting on 1Q17 derivatives net income is excluded from NII, and translation result is reported under Non-financial income. Data for 1Q16 and 4Q16 has been adjusted to allow comparisons.

(1) Mibanco branches include Banco de la Nacion branches, which in 1Q16 were 38, in 4Q16 were 39 and in 1Q17 were 40.

55

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY
ASSETS
Cash and due from banks	1,412,355	1,441,023	1,017,399	-29.4%	-28.0%
Investments available for sale and trading securities	1,154,557	1,104,465	1,231,499	11.5%	6.7%
Total loans	4,877,385	5,485,685	5,593,309	2.0%	14.7%
Current	4,772,310	5,360,895	5,465,230	1.9%	14.5%
Internal overdue loans	86,927	98,544	102,200	3.7%	17.6%
Refinanced	18,148	26,245	25,879	-1.4%	42.6%
Allowance for loan losses	-186,021	-198,089	-197,698	-0.2%	6.3%
Net loans	4,691,363	5,287,596	5,395,611	2.0%	15.0%
Property, plant and equipment, net	41,022	25,781	23,042	-10.6%	-43.8%
Other assets	112,397	90,320	108,500	20.1%	-3.5%
Total assets	7,411,694	7,949,185	7,776,051	-2.2%	4.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,501,871	6,837,076	6,775,870	-0.9%	4.2%
Due to banks and correspondents	24,736	167,954	98,194	-41.5%	297.0%
Bonds ans subordinated debt	104,274	104,201	100,764	-3.3%	-3.4%
Other liabilities	215,647	219,290	217,825	-0.7%	1.0%
Total liabilities	6,846,527	7,328,520	7,192,653	-1.9%	5.1%

Equity	565,167	620,665	583,398	-6.0%	3.2%

Total liabilities and net shareholders' equity	7,411,694	7,949,185	7,776,051	-2.2%	4.9%
Net interest income	71,644	79,510	77,255	-2.8%	7.8%
Provision for loan losses, net of recoveries	-15,135	-10,379	-13,480	29.9%	-10.9%
Net interest income after provisions	56,509	69,132	63,776	-7.7%	12.9%
Non financial income	31,731	33,141	25,784	-22.2%	-18.7%
Operating expenses	-56,066	-66,959	-59,213	-11.6%	5.6%
Translation result	18	-197	-5	-97.6%	-126.1%
Income taxes	-11,361	-16,582	-10,748	-35.2%	-5.4%
Net income	20,830	18,534	19,594	5.7%	-5.9%
L/D ratio	75.0%	80.2%	82.5%	232 bps	753 bps
Internal overdue ratio	1.78%	1.80%	1.83%	3 bps	5 bps
NPL ratio	2.15%	2.27%	2.29%	2 bps	14 bps
Coverage of internal overdue ratio	214.0%	201.0%	193.4%	-758 bps	-2056 bps
Coverage of NPLs	177.0%	158.7%	154.4%	-438 bps	-2268 bps
Efficiency ratio	58.2%	58.0%	57.4%	-57 bps	-78 bps
ROAE	14.5%	12.0%	13.0%	103 bps	-152 bps
Branches	47	51	51	0	1
Agentes	100	149	159	-9	1
ATMs	257	264	261	5	11
Employees	1644	1744	1732	-6	59

56

11.5	Credicorp Capital

Credicorp Capital	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Net interest income	1,673	-1,887	422	-122.4%	-75%
Non-financial income	122,429	140,381	131,919	-6.0%	7.8%
Fee income	79,105	109,409	82,168	-24.9%	3.9%
Net gain on foreign exchange transactions	4,120	10,969	8,778	-20.0%	113.1%
Net gain on sales of securities	41,909	13,235	30,796	132.7%	-26.5%
Derivative Result	-5,510	6,548	803	-87.7%	114.6%
Result from exposure to the exchange rate	-690	-428	-728	70.1%	5.5%
Other income	3,495	648	10,102	N/A	189.0%
Operating expenses (1)	-96,316	-111,060	-107,971	-2.8%	12.1%
Operating income	27,786	27,434	24,370	-11.2%	-12.3%
Income taxes	-6,891	-10,669	-6,074	-43.1%	-11.9%
Non-controlling interest (2)	-4,087	-174	-154	-11.5%	-96.2%
Net income	16,808	16,591	18,142	9.3%	7.9%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) In 1Q16, non-controlling interest is mainly the percentage of Correval and IM Trust that is not owned by Credicorp Capital Holding Colombia y Credicorp Capital Holding Chile (49% y 39% respectively). For 4Q16 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile own 100% of Correval y IM Trust.

57

11.6	Atlantic Security Bank

ASB	As of			% Change
US$ Millions	Mar 16	Dec 16	Mar 17	QoQ	YoY
Total loans	914.2	917.6	855.5	-6.8%	-6.4%
Total investments	873.3	882.8	890.9	0.9%	2.0%
Total assets	2,129.7	1,983.7	2,016.7	1.7%	-5.3%
Total deposits	1,654.9	1,665.9	1,676.7	0.6%	1.3%
Net shareholder's equity	216.2	257.6	229.4	-11.0%	6.1%
Net income	-1.1	12.3	12.4	0.2%	-1192.9%

Interest earning assets

Interest earning assets *	As of			% Change
US$ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Due from banks	256	150	231	54.8%	-9.7%
Total loans	914	918	856	-6.8%	-6.4%
Investments	817	835	844	1.1%	3.3%
Total interest earning assets	1,988	1,902	1,931	1.5%	-2.8%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	As of			% Change
US$ 000	Mar 16	Dec 16	Mar 17	QoQ	YoY
Deposits	1,655	1,666	1,677	0.6%	1.3%
Borrowed Funds	107	36	30	100.0%	-71.5%
Other liabilities	152	25	80	225.1%	-47.2%
Total liabilities	1,913	1,726	1,787	3.5%	-6.6%

58

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of March 2017

59

11.7	Grupo Pacifico

GRUPO PACIFICO (1)

(S/ in thousands)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY
Balance
Total assets	9,696,097	10,159,623	10,522,957	3.6%	8.5%
Invesment on securities (2)	6,986,860	7,541,097	7,729,726	2.5%	10.6%
Technical reserves	6,437,189	6,804,124	6,938,146	2.0%	7.8%
Net equity	1,941,579	2,191,185	2,163,338	-1.3%	11.4%

Quarterly income statement
Net earned premiums	459,797	481,337	469,005	-2.6%	2.0%
Net claims	263,924	297,576	280,964	-5.6%	6.5%
Net fees	105,481	126,720	126,863	0.1%	20.3%
Net underwriting expenses	17,764	13,458	12,158	-9.7%	-31.6%
Underwriting result before Medical services	72,628	43,583	49,020	12.5%	-32.5%

Net financial income	99,235	118,077	121,184	2.6%	22.1%

Operating expenses	103,244	103,949	98,238	-5.5%	-4.8%

Other income	12,197	15,633	11,007	-29.6%	-9.8%
Traslations results	-3,331	861	-146	-117.0%	-95.6%
Gain (loss) from Grupo Pacífico and Banmédica agreement	3,537	1,581	6,022	280.9%	70.3%
Income tax	12,666	13,774	7,705	-44.1%	-39.2%

Income before minority interest	68,356	62,012	81,144	30.9%	18.7%
Non-controlling interest	7,747	7,550	9,217	22.1%	19.0%

Net income	60,609	54,462	71,927	32.1%	18.7%

Ratios
Ceded	16.6%	16.2%	17.6%	140 bps	100 bps
Loss ratio (3)	57.4%	61.8%	59.9%	-190 bps	250 bps
Fees + underwriting expenses, net / net earned premiums	26.8%	29.1%	29.6%	50 bps	280 bps
Underwriting results / net earned premiums	15.8%	9.1%	10.5%	140 bps	-530 bps
Operating expenses / net earned premiums	22.5%	21.6%	20.9%	-70 bps	-160 bps
ROAE (4)(5)	13.0%	9.5%	13.3%	380 bps	30 bps
Return on written premiums	8.6%	7.7%	9.9%	220 bps	130 bps
Combined ratio of P&C (6)	90.7%	97.5%	96.5%	-100 bps	580 bps

(1) Financial statements without consolidation adjustments.

(2) Excluding investments in real estate.

(3) Net claims / Net earned premiums.

(4) Includes unrealized gains.

(5) Annualized and average are determined as the average of period beginning and period ending.

(6) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q16 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

60

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services
(S/ in thousands)

	Quarter			% Change
	1Q16	4Q16	1Q17	QoQ	YoY
Results
Net earned premiums	213,448	230,638	231,010	0.2%	8.2%
Net claims	-176,321	-192,818	-187,917	-2.5%	6.6%
Net fees	-9,974	-10,562	-10,604	0.4%	6.3%
Net underwriting expenses	-3,403	-2,983	-3,154	5.7%	-7.3%
Underwriting result	23,750	24,275	29,335	20.8%	23.5%

Net financial income	1,035	1,578	1,112	-29.5%	7.4%
Operating expenses	-16,693	-19,064	-17,307	-9.2%	3.7%
Other income	478	-54	914	-1792.6%	91.2%
Traslations results	-150	120	-84	-170.0%	-44.0%
Income tax	-2,717	-3,885	-4,355	12.1%	60.3%

Net income before Medical services	5,703	2,970	9,615	223.7%	68.6%

Net income of Medical services	9,372	8,136	13,953	71.5%	48.9%

Net income	15,075	11,106	23,568	112.2%	56.3%

61

11.8	Prima AFP

Main financial indicators	Quarter			% Change
S/ 000	1Q16	4Q16	1Q17	QoQ	YoY
Total assets	860,244	883,893	950,516	7.5%	10.5%
Total liabilities	396,046	277,899	466,091	67.7%	17.7%
Net shareholders' equity	464,198	605,994	484,425	-20.1%	4.4%
Income from commissions	100,929	103,133	103,208	0.1%	2.3%
Administrative and sale expenses	(40,389)	(42,879)	(39,645)	-7.5%	-1.8%
Depreciation and amortization	(4,992)	(5,691)	(6,022)	5.8%	20.6%
Operating income	55,548	54,563	57,542	5.5%	3.6%
Other income and expenses, net	924	772	1,160	50.2%	25.5%
Income tax	(16,165)	(20,949)	(17,059)	-18.6%	5.5%
Net income before translation results	40,308	34,386	41,643	21.1%	3.3%
Translations results	(538)	(28)	68	-341.1%	-112.6%
Net income	39,770	34,358	41,711	21.4%	4.9%
ROAE (1)	30.3%	23.3%	30.6%

(1) Net shareholders' equity includes unrealized gains from Prima’s investment portfolio.

Funds under management

Funds under management	Dec 16	% Share	Mar 17	% Share
Fund 0	297	0.7%	339	0.8%
Fund 1	5,013	11.6%	5,087	11.6%
Fund 2	30,356	70.2%	31,236	70.9%
Fund 3	7,546	17.5%	7,372	16.7%
Total S/ Millions	43,213	100%	44,034	100%

Source: SBS.

Nominal profitability over the last 12 months

	Dec16 / Dec 15	Mar 17 / Mar 16
Fund 0	-	-
Fund 1	8.6%	7.9%
Fund 2	10.2%	10.3%
Fund 3	10.0%	9.3%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.87%	Applied to the affiliates' monthly remuneration since February 2017, before it was 1.19%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% Share	Prima	System	% Share
Main indicators and market share	4Q16	4Q16	4Q16	1Q17	1Q17	1Q17
Affiliates	1,467,576	6,264,103	23.4%	1,471,282	6,357,025	23.1%
New affiliations	-	87,457	0.0%	-	96,856	0.0%
Funds under management (S/ Millions)	43,213	136,353	31.7%	44,034	139,196	31.6%
Collections (S/ Millions)	739	2,403	30.8%	737	2,394	30.8%
Voluntary contributions (S/. Millions) (1)	458	939	48.8%	466	971	48.0%
RAM (S/ Millions) (2)	2,108	6,810	31.0%	2,208	7,096	31.1%

Source: SBS

(1) Information available to February 2017

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

62

11.9 Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income / Average Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	[Annualized (Interest on loans − (Interest expense * (Average total loans / Average Interest earning assets))] / Average Total Loans

Funding cost	Annualized interest expense / Average of total liabilities

Return on average assets (ROAA)	Annualized Net Income attributable to Credicorp / Average Assets

Return on average equity (ROAE)	Annualized Net Income attributable to Credicorp / Average net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Gross loans

Non - performing loans ratio (NPL ratio)	Non – performing loans / Gross loans

Coverage ratio of internal overdue loans	Allowance for loans losses / Internal overdue loans

Coverage ratio of non - performing loans	Allowance for loans losses / Non – performing loans

Cost of risk	Provisiones netas para colocaciones anualizada / Gross loans

Insurance
(Net claims / Net earned premiums) + (Acquisition cost + operating expenses / Net earned premiums)
Combined Ratio of P&C
Does not include Life insurance business.

Loss Ratio	Net claims / Net earned premiums

Underwriting Result / Net Earned Premium	Net earned premiums – Net claims – Acquisition cost / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / (Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / Average total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk – weighted assets

Tier 1 ratio	Tier 1 /Risk – weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (2) + Retained Earnings + Unrealized gains or losses

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

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